UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40618

Stevanato Group S.p.A.

(Translation of registrant’s name into English)

Via Molinella 17

35017 Piombino Dese – Padua

Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F ☒ Form 40-F ☐

Stevanato Group S.p.A.

Interim report

for the three and the six months ended June 30, 2026

INTRODUCTION

The financial information of Stevanato Group included in this Interim Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro”, “EUR” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars”, “USD” and “$” refer to the currency of the United States of America (the “United States”).

Certain totals in the tables included in this document may not add due to rounding. The financial data in the Management Discussion and Analysis of Financial Condition and Results of Operations is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in Euro.

This Interim Report is unaudited.

i

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report on Form 6-K contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Stevanato Group S.p.A. (“we”, “our”, “us”, “Stevanato Group”, the “Company” and, together with its subsidiaries, the “Group”). These forward-looking statements include, or may include, words such as “anticipate,” "assumes," "believe," "derive," "drive," "estimated," "expect," "forecast," "foreseeable," "future," "growing," "increase," "may," "plan," “potential,” “remain,” “to be,” “will,” "would," and other similar terminology. Forward-looking statements contained in this report include, but are not limited to, statements about: our future financial performance, including our revenue, operating expenses and our ability to maintain profitability and operational and commercial capabilities; our expectations regarding the development of our industry and the competitive environment in which we operate; the expansion of our plants and sites, and our expectations related to our capacity expansion; the global supply chain and our committed orders; customer demand and customers' ability to destock higher inventories accumulated during the COVID-19 pandemic; our expectation that most of the tariff-related costs will be absorbed by customers but we continue to take measures to monitor the evolving tariff situation; the success of our initiatives to optimize the industrial footprint, harmonize processes and enhance supply chain and logistics strategies; our geographical and industrial footprint; and our goals, strategies and investment plans. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Stevanato Group's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global and domestic economic and political conditions, inflation, the impact of the conflict between Russia and Ukraine, the evolving events in Israel and Gaza, the Iran regional conflict (including U.S. participation), supply chain and logistical challenges and other negative developments in Stevanato Group’s business or unfavorable legislative or regulatory developments. The following are some of the factors that could cause our actual results to differ materially from those expressed in or underlying our forward-looking statements: (i) our product offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation; (ii) we must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive; (iii) if we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected; (iv) we are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth; (v) our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers; (vi) our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supply and our ability to contain production costs; (vii) significant interruptions in our operations could harm our business, financial condition and results of operations; (viii) as a consequence of the COVID-19 pandemic, sales of vials to and for vaccination programs globally increased resulting in a revenue growth acceleration. The demand for such products may fluctuate, as the need for COVID-19 related solutions continue to decline; (ix) our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows; (x) our business, financial condition and results of operations may be impacted by our ability to successfully expand capacity to meet customer demand; (xi) the loss of a significant number of customers or a reduction in orders from a significant number of customers, including through destocking initiatives or lack of transparency of our products held by customers, could reduce our sales and harm our financial performance; (xii) we may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors; (xiii) our global operations are subject to international market risks that may have a material effect on our liquidity, financial condition, results of operations and cash flows; (xiv) we are required to comply with a wide variety of laws and regulations and are subject to regulation by various federal, state and foreign agencies; (xv) given the relevance of our activities in the healthcare sector, investments by non-Italian entities in the Company, as well as certain asset disposals by the Company, may be subject to the prior authorization of the Italian Government (so called "golden powers"); (xvi) if relations between China and the U.S. deteriorate (including in connection with the current trade policy of the U.S. government), our business in the U.S. and China could be materially and adversely affected; (xvii) the U.S. government recently imposed tariffs on certain products manufactured in several jurisdictions, including China, the United Kingdom and the European Union, and other jurisdictions. Such tariffs, including our ability or inability to recover tariffs and duties previously paid as well as other trade policies that the U.S. government may implement in the future and the restrictive trade measures that other countries may adopt in response thereto, could adversely affect our business by making it more difficult or costly to trade goods between different jurisdictions; (xviii) cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements; (xix) our trade secrets may be misappropriated or disclosed, and confidentiality agreements with directors, employees and third parties may not adequately prevent disclosure of trade secrets and protect other proprietary information; (xx) if we are unable to obtain and maintain patent protection for our technology, products and potential products, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets; (xxi) we depend in part on proprietary technology licensed from others, and if we lose our existing licenses or are unable to acquire or license additional proprietary rights from third parties, we may not be able to continue developing our potential products; and (xxii) we are obligated to maintain proper and effective internal controls over financial reporting. Our internal controls were not effective for the year ended December 31, 2025, and in the future may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares. This list is not exhaustive. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

ii

These forward-looking statements speak only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, the Company cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements.

For a description of certain additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed under “Risk Factors” below and “Item 3D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission on March 4, 2026.

iii

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AT AND FOR THE THREE AND THE SIX MONTHS ENDED JUNE 30, 2026

Stevanato Group S.p.A.

Interim consolidated income statement

for the three and six months ended June 30, 2026 and 2025

(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
		2026	2025	2026	2025
		(EUR thousand)		(EUR thousand)
	Notes
Revenue	9	302,003	280,037	575,578	536,633
Cost of sales	10	215,192	201,451	413,588	388,156
Gross Profit		86,811	78,586	161,990	148,477

Other operating income	11	2,437	915	3,850	2,053
Selling and marketing expenses	12	8,147	7,330	14,864	13,281
Research and development expenses	12	6,212	6,045	12,055	11,976
General and administrative expenses	12	23,607	24,758	48,901	49,277
Loss on sale of subsidiary and related transaction costs	13	12,232	—	12,232	—
Operating Profit		39,050	41,368	77,788	75,996

Finance income	14	1,053	9,219	4,410	15,174
Finance expense	15	1,986	11,479	4,842	16,953
Profit Before Tax		38,117	39,108	77,356	74,217

Income taxes	16	15,162	9,406	26,374	18,001
Net Profit		22,955	29,702	50,982	56,216

Net Profit attributable to:
Equity holders of the parent		22,958	29,702	50,987	56,219
Non-controlling interests		(3)	0	(5)	(3)
		22,955	29,702	50,982	56,216

Earnings per share
Basic earnings per ordinary share (in EUR)	17	0.08	0.11	0.19	0.21
Diluted earnings per ordinary share (in EUR)	17	0.08	0.11	0.19	0.21

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statement of comprehensive income

for the three and six months ended June 30, 2026 and 2025

(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
		2026	2025	2026	2025
		(EUR thousand)		(EUR thousand)
	Notes
Net Profit		22,955	29,702	50,982	56,216

Gains/(losses) from remeasurement of employee defined benefit plans		(12)	5	(161)	146
Tax effect relating to those components of OCI		8	2	20	(9)
Other comprehensive income/(loss) that will not be classified subsequently to profit or loss		(4)	7	(141)	137

Exchange difference on translation of foreign operations	26	10,160	(32,748)	24,675	(49,347)
Changes in the fair value of cash flow hedging instruments		(551)	(705)	392	130
Changes in the time value element - cost of hedge		17	89	16	84
Tax effect relating to those components of OCI		131	150	(69)	(97)
Other comprehensive income that might be classified subsequently to profit or loss		9,757	(33,214)	25,014	(49,230)

Total other comprehensive income, net of tax		9,753	(33,207)	24,873	(49,093)

Total Comprehensive Income		32,708	(3,505)	75,855	7,123

Attributable to:
Equity holders of the parent		32,711	(3,505)	75,860	7,126
Non-controlling interests		(3)	(0)	(5)	(3)
		32,708	(3,505)	75,855	7,123

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statement of financial position

at June 30, 2026 and at December 31, 2025

(Unaudited)

		At June 30,	At December 31,
		2026	2025
		(EUR thousand)
Assets	Notes
Non-current assets
Goodwill	13	49,926	49,983
Intangible assets	18	38,701	36,866
Right of use assets	20	11,051	12,362
Property, plant and equipment	19	1,475,915	1,391,560
Financial assets - investments FVTPL		126	171
Other non-current financial assets	21	2,725	5,810
Deferred tax assets	16	107,562	103,872
		1,686,006	1,600,624
Current assets
Inventories	22	308,995	268,247
Contract assets	23	171,389	180,459
Trade receivables	23	300,289	302,688
Other current financial assets	21	14,290	10,778
Tax receivables	24	18,959	14,586
Other receivables	25	40,177	35,989
Cash and cash equivalents		78,639	130,603
		932,738	943,350
Total assets		2,618,744	2,543,974
Equity and liabilities
Equity
Share capital	26	22,232	22,232
Reserves and retained earnings	26	1,476,587	1,324,412
Net profit attributable to equity holders of the parent	26	50,987	139,839
Equity attributable to equity holders of the parent		1,549,806	1,486,483
Non-controlling interests	26	33	38
Total equity		1,549,839	1,486,521

Non-current liabilities
Non-current financial liabilities	27	319,053	347,367
Employees benefits	29	6,837	6,784
Non-current provisions	31	1,060	3,162
Deferred tax liabilities	16	13,922	13,259
Non-current advances from customers	34	94,835	98,848
Other non-current liabilities	32	54,937	52,155
		490,644	521,575
Current liabilities
Current financial liabilities	27	127,181	123,507
Current provisions	31	2,797	4,394
Trade payables	33	255,926	263,308
Contract liabilities	34	12,399	10,414
Advances from customers	34	32,071	33,425
Tax payables	24	47,356	22,426
Other current liabilities	33	100,531	78,404
		578,261	535,878
Total liabilities		1,068,905	1,057,453
Total equity and liabilities		2,618,744	2,543,974

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statements of changes in equity

for the six months ended June 30, 2026 and 2025

(Unaudited)

	Notes	Share capital	Share premium reserve	Treasury shares reserve	Cash flow hedge reserve	Cost of hedging reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
		(EUR thousand)
At January 1, 2026		22,232	559,565	(27,079)	(90)	(39)	(67)	(58,465)	990,427	1,486,483	38	1,486,521
Other comprehensive income	26	—	—	—	327	12	(141)	24,675	—	24,873	—	24,873
Net profit	26	—	—	—	—	—	—	—	50,987	50,987	(5)	50,982
Total comprehensive income		—	—	—	327	12	(141)	24,675	50,987	75,860	(5)	75,855
Dividends	26	—	—	—	—	—	—	—	(14,742)	(14,742)	—	(14,742)
Change in the consolidated group	26	—	—	—	—	—	—	—	(38)	(38)	—	(38)
Share-based incentive plans	26	—	—	81	—	—	—	—	2,130	2,211	—	2,211
Other	26	—	—	—	—	—	—	—	32	32	—	32
Total effects		—	—	81	—	—	—	—	(12,618)	(12,537)	—	(12,537)
At June 30, 2026		22,232	559,565	(26,998)	237	(27)	(208)	(33,790)	1,028,796	1,549,806	33	1,549,839

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

	Notes	Share capital	Share premium reserve	Treasury shares reserve	Cash flow hedge reserve	Cost of hedging reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
		(EUR thousand)
At January 1, 2025		22,232	559,565	(27,148)	(1,029)	(90)	(53)	(12,578)	863,440	1,404,339	46	1,404,385
Other comprehensive income		—	—	—	53	64	137	(49,347)	—	(49,093)	—	(49,093)
Net profit		—	—	—	—	—	—	—	56,219	56,219	(3)	56,216
Total comprehensive income		—	—	—	53	64	137	(49,347)	56,219	7,126	(3)	7,123
Dividends	26	—	—	—	—	—	—	—	(14,737)	(14,737)	—	(14,737)
Share-based incentive plans	26	—	—	57	—	—	—	—	860	917	—	917
Other	26	—	—	—	—	—	—	—	171	171	—	171
Total effects		—	—	57	—	—	—	—	(13,706)	(13,649)	—	(13,649)
At June 30, 2025		22,232	559,565	(27,091)	(976)	(26)	84	(61,925)	905,953	1,397,816	43	1,397,859

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statements of cash flows

for the six months ended June 30, 2026 and 2025

(Unaudited)

		For the six months ended June 30,
		2026	2025
		(EUR thousand)
	Notes
Operating activities
Profit before tax		77,356	74,217
Adjustments:
- depreciation and impairment of property, plant and equipment	19	42,459	35,504
- amortization of intangible assets and right of use assets	18, 20	6,382	6,690
- allowance for doubtful accounts		114	(283)
- loss on sale of subsidiary	13	10,777	—
- net interest expense		1,938	2,837
-loss/ (gain) from the disposal of non-current assets		213	(71)
Change in other provisions		3,926	2,093
Change in employee benefits		(175)	(329)
Other non-cash expenses, net		2,532	2,720
Working capital changes:
- inventories and contract assets		(36,809)	(41,611)
- trade receivables and other assets		(7,910)	52,394
- trade payables, contract liabilities, advances and other liabilities		16,790	16,337
Interest paid		(2,618)	(3,541)
Interest received		714	1,012
Income tax paid		(8,339)	(3,222)
Net Cash Flows from operating activities		107,350	144,747
Cash Flow from investing activities
Purchase of property, plant and equipment	19	(123,902)	(127,996)
Proceeds from sale of property plant and equipment	19	492	1,409
Refund of capitalized costs of property, plant and equipment	19	138	—
Purchase of intangible assets	18	(12,546)	(4,055)
Proceeds from investments in financial assets	21	3,693	270
Cash flows from losing control of subsidiaries	13	(2,156)	—
Net Cash Flows used in investing activities		(134,281)	(130,372)
Cash Flow from financing activities
Payment of principal portion of lease liabilities		(3,210)	(2,883)
Proceeds from borrowings	27	70,001	70,000
Repayments of borrowings	27	(93,594)	(81,664)
Net Cash Flows used in financing activities		(26,803)	(14,547)

Net change in cash and cash equivalents		(53,734)	(172)
Net foreign exchange differences on cash and cash equivalents		2,195	(3,929)

January 1, 2026 opening balance prior to restatement for amendments to IFRS 9		130,603	—
Adjustment on initial application of amendments to IFRS 9 on January 1, 2026		(425)	—

Cash and cash equivalents at January 1		130,178	98,270
Cash and cash equivalents at June 30		78,639	94,169

The opening cash balance of the period has been adjusted to reflect the adoption of the amendments to IFRS 9 — Financial Instruments, resulting in changes in the presentation and classification of certain cash flows. Refer to Note 3 for further details on new standards, amendments and interpretations effective from January 1, 2026.

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Unaudited)

1.
Corporate information

Stevanato Group S.p.A. (herein referred to as the “Company” and together with its subsidiaries the “Group”) is headquartered in Italy and its registered office is located at via Molinella 17, Piombino Dese (Padova, Italy). The Group is active in the design, production and distribution of products and processes to provide integrated solutions for the bio-pharma and healthcare industries, leveraging on regular investment and the selected acquisition of skills and new technologies to maintain and enhance its status as a global leader in the bio-pharma industry. Principal products are containment solutions, drug delivery systems, medical devices, diagnostic and analytical services, visual inspection machines, assembling and packaging machines, and glass forming machines.

The Group has 12 manufacturing plants, including: (i) nine production plants for manufacturing and assembly of bio-pharma and healthcare products (in Italy, Germany, Slovakia, Brazil, Mexico, China, United States), and (ii) three plants for the production of machinery and equipment (in Italy and Denmark). In addition to the manufacturing plants, the Group has two sites for analytical services (in Italy and United States) and five commercial sites/ offices (in Italy, China, Japan, and India, which was incorporated on February 23, 2025). The Group continues to expand its global industrial footprint, primarily to support high-value solutions production in Italy and the United States. In Latina (Italy), commercial production began in 2023, with ongoing ramp‑up of high‑value syringe output. The Group is also preparing the next phase of ready-to-use cartridge manufacturing, currently expected to become commercially operational in 2027. In the United States, the Group is progressing with the development of its new EZ-fill® manufacturing hub in Fishers, Indiana. Customer validations -initiated in late 2023-, are expected to continue throughout 2026 and beyond. Commercial production began in the third quarter of 2024, and additional production lines will continue to be installed, validated and commercialized throughout 2026 and beyond. The facility is preparing for drug device contract manufacturing activities that are expected to become commercially available by the end of 2026. The global footprint allows the Group to sell products and provide services in approximately 65 countries worldwide.

Stevanato Group S.p.A. is controlled by Stevanato Holding S.r.l. which holds 73.73% of its share capital.

On July 16, 2021, Stevanato Group began trading on the New York Stock Exchange under the symbol "STVN".

2.
Authorization of Unaudited Interim Condensed Consolidated Financial Statements and compliance with international financial reporting standards

These Unaudited Interim Condensed Consolidated Financial Statements of Stevanato Group S.p.A. were authorized for issuance on August 3, 2026 and have been prepared in accordance with IAS 34 - Interim Financial Reporting. These Unaudited Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2025 (the “Consolidated Financial Statements”), which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). The accounting policies adopted are consistent with those used at December 31, 2025, except as described in Note 3 - Basis of preparation for the Unaudited Interim Condensed Consolidated Financial Statements “New standards, amendments and interpretations”.

3.
Basis of preparation for Unaudited Interim Condensed Consolidated Financial Statements

The preparation of the Unaudited Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities as well as disclosures of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Unaudited Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be also made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

Revenue from contracts with customers include variable consideration. The Group estimates variable consideration using the expected value method and recognizes amounts to the extent that it is highly probable that a significant reversal of cumulative revenue would not occur. During the period, the Group revised its estimates based on updated information available at the reporting date, resulting in a corresponding update to the amount of expected customer variable consideration recognized in revenue.

Impairment tests of non-current assets (including goodwill and assets with an indefinite useful life for which impairment tests are performed for the preparation of the annual Consolidated Financial Statements) are not performed for the preparation of the Unaudited Interim Condensed Consolidated Financial Statements unless impairment indicators have been identified.

The actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations or significant plan amendments, curtailments or settlements. IAS 34 also requires the disclosure of the nature and amount of items affecting net income that are unusual due to their nature, size or significance.

It is also to be noted that income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

These Unaudited Interim Condensed Consolidated Financial Statements include the interim condensed consolidated income statement, the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of financial position, the interim condensed consolidated statement of changes in equity, the interim condensed consolidated cash flow statement and the accompanying condensed notes. The Unaudited Interim Condensed Consolidated Financial Statements are presented in Euro, which is the functional and presentation currency of the Company, and amounts are stated in thousands of Euros, unless otherwise indicated.

The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Company’s management considers that there are currently no material uncertainties that may cast significant doubts over this assumption. Management has formed a judgment that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than one year after the date the unaudited interim condensed financial statements are approved to be issued.

As the Group is not including the full set of disclosures, as required in a complete set of financial statements, the interim financial statements of the Group are regarded as ‘condensed’, as per IAS 34.

During the period, the Group received refunds of certain U.S. import duties previously paid under measures imposed pursuant to the International Emergency Economic Powers Act (IEEPA). Refunds relating to inventories previously recognized in profit or loss were recorded as a reduction of cost of sales, while refunds relating to imported property, plant and equipment reduced the carrying amount of the related assets. As at June 30, 2026, the Group had not recognized any receivable in respect of potential additional refunds not yet received.

New standards, amendments and interpretations

The accounting policies adopted in the preparation of the Unaudited Interim Condensed Consolidated Financial Statements are consistent with those followed in the preparation of the Consolidated Financial Statements for the year ended December 31, 2025, except for the adoption of new standards and amendments effective from January 1, 2026. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The following amendments and new standards effective from January 1, 2026 were adopted for the first time in 2026 and did not have a material impact on the Unaudited Interim Condensed Consolidated Financial Statements of the Group:

In May 2024, the IASB issued amendments to IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments-Disclosure, with the aim to set financial liabilities using an electronic payment system and to assess contractual cash flow characteristics of financial assets, including those with environmental, social and governance (ESG)-linked features. They also amended disclosure requirements relating to investments in equity instruments designated at fair value through other comprehensive income and added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs. These amendments became effective on or after January 1, 2026.

As part of the adoption of the amendments to IFRS 9 — Financial Instruments, the Group performed an assessment of its existing payment systems, including payment arrangements used across the Group’s legal entities, in order to evaluate their scope of application under the new requirements and to assess the applicability of the available accounting policy elections. Based on the outcome of this assessment, the adoption of the new standard did not result in any impact on profit or loss or on equity at the date of first application. The identified effects relate to changes in the presentation and classification of certain transactions within the statement of cash flows and statement of financial position, including the restatement of the opening cash balance of the period, reflecting the revised guidance introduced by the new standard.

In July 2024, the IASB published 'Annual Improvements to IFRS Accounting Standards — Volume 11'. It contains amendments to five standards as a result of the IASB's annual improvements project (IFRS 1 — First-time Adoption of International Financial Reporting Standards, IFRS 7 — Financial Instruments: Disclosures, IFRS 9 — Financial Instruments, IFRS 10 — Consolidated Financial Statements, IAS 7 — Statement of Cash Flows). These amendments became effective on or after January 1, 2026.

The standards, amendments and interpretations issued by the IASB that will have mandatory application in 2027 or subsequent years are listed below:

In April 2024, the IASB issued the new standard IFRS 18 — Presentation and Disclosure in Financial Statements, with the aim to give investors more transparent and comparable information about companies' financial performance through the introduction of three sets of new requirements: improved comparability in the income statement; enhanced transparency of management-defined performance measures; more useful grouping of information in the financial statements. The new standard will affect all companies using IFRS Accounting Standards and will replace IAS 1 — Presentation of Financial Statements (while some of its requirements will be carried forward in IFRS 18). The standard is effective on or after January 1, 2027 but early adoption is possible. The Group is currently assessing the potential impact from the adoption of IFRS 18 on its consolidated financial statements.

4.
Scope of consolidation

Stevanato Group S.p.A. is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s operating companies. The only change in the consolidation perimeter during the period relates to the deconsolidation of Balda C. Brewer Inc. following its sale to a third party on June 30, 2026, as further described in Note 13.

Subsidiaries

The Unaudited Interim Condensed Consolidated Financial Statements of the Group include the following companies controlled by the parent company Stevanato Group S.p.A. directly or indirectly through the subsidiaries Stevanato Group International a.s. and Balda Medical GmbH.:

				% equity interest
Name	Segment	Description	Country of incorporation	June 30, 2026	December 31, 2025
Nuova Ompi S.r.l.	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions and development of integrated solutions for the pharmaceutical industry	Italy	100%	100%
Spami S.r.l.	Engineering	Production plant and machinery	Italy	100%	100%
Stevanato Group International a.s.	Holding	Service/ Subholding company	Slovakia	100%	100%
Medical Glass a.s.	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	Slovakia	99.74%	99.74%
Ompi N.A. S. de RL de CV	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	Mexico	100%	100%
Ompi of America inc.	Biopharmaceutical and Diagnostic Solutions	Production and sale of drug containment solutions and analytical services	USA	100%	100%
Ompi do Brasil I. e C. de Em. Far. Ltda	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	Brazil	100%	100%
Ompi Pharm. Packing Techn. Co. Ltd	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	China	100%	100%
Stevanato Group Denmark A/S	Engineering	Production plant and machinery	Denmark	100%	100%
Medirio SA en liquidation	Biopharmaceutical and Diagnostic Solutions	Research and development	Switzerland	100%	100%
Balda Medical Gmbh	Biopharmaceutical and Diagnostic Solutions	Production of in-vitro diagnostic solutions and DDS	Germany	100%	100%
Balda C. Brewer Inc.	Biopharmaceutical and Diagnostic Solutions	Production of in-vitro diagnostic solutions	USA	—	100%
Balda Precision Inc.	Biopharmaceutical and Diagnostic Solutions	Production metal components	USA	100%	100%
Ompi of Japan Co., Ltd.	Biopharmaceutical and Diagnostic Solutions	Sale of drug containment solutions	Japan	100%	100%
Stevanato India Private Limited	Biopharmaceutical and Diagnostic Solutions	Sale of drug containment solutions	India	100%	100%

Non-controlling interests

The equity and the net profit attributable to non-controlling interests at June 30, 2026 relate to Medical Glass a.s. in which the Group holds a 99.74% interest.

5.
Financial Risk Factors

The Group is exposed to the following financial risks connected with its operations:

•
financial market risk, mainly related to foreign currency exchange rates and interest rates;
•
liquidity risk, mainly related to difficulties in meeting the obligations associated with financial liabilities that are settled in cash or other financial assets, and to the availability of funds and access to the credit market, should the Group require it, and to financial instruments in general;
•
credit risk, arising both from its normal commercial relations with customers, and its financing activities;
•
commodity risk, arising from the fluctuation in commodities prices, driven by external market factors, especially for natural gas and electricity. Such fluctuations in commodities price can cause significant business challenges that can, in turn, affect production costs, product pricing, margins and cash flows, value of assets and liabilities.

These risks could significantly affect the Group’s financial position, results of operations and cash flows. Therefore, the Group identifies and monitors these risks to identify potential negative effects in advance and takes action to mitigate them, primarily through its operating and financing activities and, if required, through the use of derivative financial instruments.

The Unaudited Interim Condensed Consolidated Financial Statements do not include all the information and notes on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 38 of the Consolidated Financial Statements at and for the year ended December 31, 2025.

6.
Foreign currency exchange

The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

COUNTRY	ISO CODE	Average for the six months ended June 30,	At June 30,	Average for the six months ended June 30,	At June 30,	At December 31,
		2026	2026	2025	2025	2025
CHINA	CNY	8.0073	7.7314	7.9238	8.3970	8.2262
UNITED STATES	USD	1.1666	1.1394	1.0928	1.1720	1.1750
MEXICO	MXN	20.3754	19.9030	21.8035	22.0899	21.1180
DENMARK	DKK	7.4721	7.4744	7.4607	7.4609	7.4689
BRAZIL	BRL	6.0127	5.9003	6.2913	6.4384	6.4364
SWITZERLAND	CHF	0.9179	0.9224	0.9414	0.9347	0.9314
JAPAN	JPY	184.4587	185.0800	162.1195	169.1700	184.0900
INDIA	INR	108.5944	107.8565	94.0693	100.5605	105.5965

7.
Seasonality of operations

The Group is not significantly impacted by seasonality. Although revenue and operating results have historically been stronger in the second half of the year, such fluctuations are a result of the timing of customer orders and deliveries rather than other demand patterns in the markets in which the Group operates.

8.
Segment Information

Management identifies two operating segments, based on the internal organization and reporting structure of Stevanato Group. The criteria used to identify the Group’s operating segments are consistent with the way the chief operating decision-maker (identified as the Chief Executive Officer of Stevanato Group S.p.A.) assigns resources and monitors performance. They are:

•
Biopharmaceutical and Diagnostic Solutions, which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents (such as vials, cartridges, syringes and drug delivery systems like pen injectors, auto injectors and wearables), as well as the production of diagnostic consumables. This segment deals mainly with the development and manufacturing of Drug Containment Solutions (DCS), In-Vitro Diagnostic Solutions (IVD) and Drug Delivery Systems (DDS). The business model is complex and requires constant cooperation with each customer for the development of the specific products they need, and it is based on sophisticated technical and industrial processes. This segment also delivers analytical and regulatory support services focused on investigating the physiochemical properties of primary packaging materials and components and studying the interactions between drug containment solutions and the drugs they will contain;
•
Engineering, which includes the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (assembly, visual inspection, packaging and serialization and glass converting). The Engineering segment designs, develops and produces equipment and machinery for our internal use and for external customers. The Group assembles equipment and machinery and develops the software necessary for its functioning in addition to working closely with the customers to install the machinery and equipment in their production sites, ensuring that the machines are correctly calibrated and properly functioning. The after-sales services mainly consist of providing spare parts for our machinery and equipment as well as maintenance activity on the machines sold.

The operating segments described above are also identified as reportable segments.

	For the three months ended June 30, 2026
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	266,221	35,782	302,003	—	302,003
Inter-segment	263	23,248	23,511	(23,511)	—
Revenue	266,484	59,030	325,514	(23,511)	302,003
Cost of sales	183,679	51,944	235,623	(20,431)	215,192
Gross Profit	82,805	7,086	89,891	(3,080)	86,811

Other operating income	2,475	—	2,475	(38)	2,437
Selling and marketing expenses	6,497	1,108	7,605	542	8,147
Research and development expenses	5,101	1,179	6,280	(68)	6,212
General and administrative expenses	19,268	3,061	22,329	1,278	23,607
Loss on sale of subsidiary and related transaction costs	12,232	—	12,232	—	12,232
Operating Profit	42,182	1,738	43,920	(4,870)	39,050

of which amortization and depreciation	23,265	1,015	24,280	(90)	24,190

	For the three months ended June 30, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	243,527	36,510	280,037	—	280,037
Inter-segment	877	27,690	28,567	(28,567)	—
Revenue	244,404	64,200	308,604	(28,567)	280,037
Cost of sales	168,202	59,979	228,181	(26,730)	201,451
Gross Profit	76,202	4,221	80,422	(1,837)	78,586

Other operating income	1,051	—	1,051	(136)	915
Selling and marketing expenses	6,027	944	6,971	359	7,330
Research and development expenses	5,285	890	6,175	(130)	6,045
General and administrative expenses	19,152	2,920	22,072	2,686	24,758
Operating Profit	46,789	(533)	46,256	(4,888)	41,368

of which amortization and depreciation	20,567	844	21,411	159	21,570

	For the six months ended June 30, 2026
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	515,182	60,396	575,578	—	575,578
Inter-segment	535	54,200	54,735	(54,735)	—
Revenue	515,717	114,596	630,313	(54,735)	575,578
Cost of sales	362,365	98,987	461,352	(47,764)	413,588
Gross Profit	153,352	15,609	168,961	(6,971)	161,990

Other operating income	3,971	—	3,971	(121)	3,850
Selling and marketing expenses	11,696	1,990	13,686	1,178	14,864
Research and development expenses	10,112	2,050	12,162	(107)	12,055
General and administrative expenses	36,963	6,152	43,115	5,786	48,901
Loss on sale of subsidiary and related transaction costs	12,232	—	12,232	—	12,232
Operating Profit	86,320	5,417	91,737	(13,949)	77,788

of which amortization and depreciation	46,825	2,059	48,884	(43)	48,841

	For the six months ended June 30, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	464,374	72,259	536,633	—	536,633
Inter-segment	1,252	70,116	71,368	(71,368)	—
Revenue	465,626	142,375	608,001	(71,368)	536,633
Cost of sales	320,167	129,819	449,986	(61,830)	388,156
Gross Profit	145,459	12,556	158,015	(9,538)	148,477

Other operating income	2,270	—	2,270	(217)	2,053
Selling and marketing expenses	11,532	1,388	12,920	361	13,281
Research and development expenses	10,286	1,616	11,902	74	11,976
General and administrative expenses	37,583	6,434	44,017	5,260	49,277
Operating Profit	88,328	3,118	91,446	(15,450)	75,996

of which amortization and depreciation	40,258	1,433	41,691	503	42,194

Inter-segment revenue and costs are eliminated upon consolidation and reflected in the “adjustments, elimination and unallocated items” column. The most relevant adjustment in revenue relates to the sales of the equipment manufactured by the Engineering segment for use by the Biopharmaceutical and Diagnostic Solutions segment. “Adjustments, elimination and unallocated items” also includes some corporate residual costs not allocated to the Biopharmaceutical and Diagnostic Solutions segment and the Engineering segment.

The reconciliation from total segments operating profit to consolidated profit before tax is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	(EUR thousand)
Segments Operating Profit	43,920	46,256	91,737	91,446
Finance income	1,053	9,219	4,410	15,174
Finance expense	1,986	11,479	4,842	16,953
Inter-segment elimination and unallocated items	(4,870)	(4,888)	(13,949)	(15,450)
Profit Before Tax	38,117	39,108	77,356	74,217

For the six months ended June 30, 2026, the Group served two customers who constituted 14.1% and 12.3% of consolidated revenue, equal to approximately EUR 81.4 million and EUR 70.9 million respectively, realized both in the Biopharmaceutical and Diagnostic Solutions segment and in the Engineering segment.

For the six months ended June 30, 2025, the Group served a customer who constituted 10.6% of consolidated revenue, equal to approximately EUR 56.9 million, realized mainly in the Biopharmaceutical and Diagnostic Solutions segment.

9.
Revenue from contracts with customers

Disaggregated revenue information

The table below shows the disaggregation of the Group’s revenue from contracts with external customers:

	For the three months ended June 30, 2026
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods and services
Revenue from high-value solutions	135,930	—	135,930
Revenue from other containment and delivery solutions	130,291	—	130,291
Revenue from engineering	—	35,782	35,782
Total revenue from contracts with customers	266,221	35,782	302,003

Geographical markets
EMEA	162,592	17,404	179,996
APAC	18,211	4,324	22,535
North America	78,564	13,508	92,072
South America	6,854	546	7,400
Total revenue from contracts with customers	266,221	35,782	302,003

Timing of revenue recognition
Goods and services transferred at a point in time	261,157	4,944	266,101
Goods and services transferred over time	5,064	30,838	35,902
Total revenue from contracts with customers	266,221	35,782	302,003

	For the three months ended June 30, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods and services
Revenue from high-value solutions	116,776	—	116,776
Revenue from other containment and delivery solutions	126,751	—	126,751
Revenue from engineering	—	36,510	36,510
Total revenue from contracts with customers	243,527	36,510	280,037

Geographical markets
EMEA	145,219	23,832	169,051
APAC	18,284	5,623	23,907
North America	71,876	6,439	78,315
South America	8,148	616	8,763
Total revenue from contracts with customers	243,527	36,510	280,037

Timing of revenue recognition
Goods and services transferred at a point in time	235,121	5,203	240,324
Goods and services transferred over time	8,406	31,307	39,712
Total revenue from contracts with customers	243,527	36,510	280,037

	For the six months ended June 30, 2026
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods and services
Revenue from high-value solutions	264,545	—	264,545
Revenue from other containment and delivery solutions	250,637	—	250,637
Revenue from engineering	—	60,396	60,396
Total revenue from contracts with customers	515,182	60,396	575,578

Geographical markets
EMEA	305,078	32,125	337,203
APAC	40,872	8,084	48,956
North America	155,736	19,066	174,802
South America	13,496	1,121	14,617
Total revenue from contracts with customers	515,182	60,396	575,578

Timing of revenue recognition
Goods and services transferred at a point in time	505,706	11,029	516,735
Goods and services transferred over time	9,476	49,367	58,843
Total revenue from contracts with customers	515,182	60,396	575,578

	For the six months ended June 30, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods and services
Revenue from high-value solutions	227,076	—	227,076
Revenue from other containment and delivery solutions	237,298	—	237,298
Revenue from engineering	—	72,259	72,259
Total revenue from contracts with customers	464,374	72,259	536,633

Geographical markets
EMEA	275,217	49,334	324,551
APAC	38,072	6,531	44,603
North America	138,018	15,300	153,318
South America	13,067	1,094	14,161
Total revenue from contracts with customers	464,374	72,259	536,633

Timing of revenue recognition
Goods and services transferred at a point in time	448,666	13,585	462,251
Goods and services transferred over time	15,708	58,674	74,382
Total revenue from contracts with customers	464,374	72,259	536,633

Revenue is disclosed by nature according to the goods and services provided by our operating segments. Revenue realized by the Biopharmaceutical and Diagnostic Solutions segment includes:

- High-value solutions: wholly owned, internally developed products, processes and services for which the Group holds intellectual property rights or has proprietary know-how and which are characterized by particular complexity or high performance; and

- Other containment and delivery solutions.

The reported geographical markets are EMEA (Europe, Middle East, Africa), North America (United States, Canada, Mexico), South America and APAC (Asia Pacific). Revenue by geographical markets is based on the end customer location.

Contract Balances, Trade Receivables and Advances from Customers

The following table provides information on contractual assets and liabilities from contracts with customers as well as on trade receivables and advances from customers:

	At June 30,	At December 31,
	2026	2025
	(EUR thousand)
Trade receivables	300,289	302,688
Contract assets	171,389	180,459
Contract liabilities	(12,399)	(10,414)
Advances from customers	(32,071)	(33,425)
Non-current advances from customers	(94,835)	(98,848)

The contract assets mainly relate to the Group’s right to receive payment for production from construction contracts not yet invoiced as of the balance sheet date. The amounts recognized as contract assets are reclassified to trade receivable as soon as the Group has an unconditional right to receive payment.

10.
Cost of sales

Cost of sales are detailed as follows:

	For the three months ended June 30,		For the six months ended June 30,

	2026	2025	2026	2025
	(EUR thousand)
Cost of materials	78,378	90,119	161,104	172,176
Direct industrial labor	47,606	43,860	94,235	86,429
Indirect industrial labor	23,013	21,236	45,815	41,238
Industrial depreciation and amortization	21,512	18,515	43,332	36,123
Other costs of sales	44,683	27,721	69,102	52,190
Total Cost of sales	215,192	201,451	413,588	388,156

Cost of sales mainly pertains to the cost of materials, components, direct and indirect labor, and other production and distribution costs incurred in the manufacture and delivery of our products and services. Cost of sales for the six months ended June 30, 2026 also included depreciation and amortization of EUR 43,332 thousand (EUR 36,123 thousand for the six months ended June 30, 2025), as well as industrial capitalized costs related to machinery and equipment built internally within the Group, subcontracting activities, and industrial overheads.

11.
Other operating income

Other operating income for the six months ended June 30, 2026 and 2025, amounted to EUR 3,850 thousand and EUR 2,053 thousand, respectively, and related mainly to: (i) contributions received from customers and other business partners, in connection with collaboration agreements relating to development projects, where both parties share risks and benefits, (ii) government grants, (iii) lease income, and (iv) certain insurance refunds. Based on the assessment performed, the Group does not consider these transactions to be part of the ordinary revenue generating activities.

12.
Expenses

Expenses are detailed as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	(EUR thousand)
Selling and marketing expenses	8,147	7,330	14,864	13,281
Research and development expenses	6,212	6,045	12,055	11,976
General and administrative expenses	23,607	24,758	48,901	49,277
Total Expenses	37,966	38,133	75,820	74,534

Selling and marketing expenses are mainly related to personnel expenses for the sales organizations, business development and events costs, travel expenses, and other marketing and strategic consultancy. Selling and marketing expenses include depreciation of EUR 238 thousand for the six months ended June 30, 2026 (EUR 284 thousand for the six months ended June 30, 2025), and the accrual of a provision for bad and doubtful debts of EUR 117 thousand (compared to a release of EUR 246 thousand for the six months ended June 30, 2025).

Research and development expenses include costs for research and development activities to support the innovation of our products and components. Research and development expenses include amortization and depreciation for EUR 1,806 thousand for the six months ended June 30, 2026 (EUR 1,609 thousand for the six months ended June 30, 2025).

General and administrative expenses consist mainly of personnel expenses for administrative functions, consulting fees, directors' compensation, rental fees, insurance costs (such as but not limited to Directors & Officers insurance), IT expenses (including software licenses), as well as, depreciation and amortization for EUR 3,465 thousand for the six months ended June 30, 2026 (EUR 4,179 thousand for the six months ended June 30, 2025).

13.
Loss on the sale of Balda C. Brewer Inc. and related transaction costs

On June 30, 2026 (the "Completion Date"), the Group completed the sale of its entire equity interest in Balda C. Brewer. Inc., which specializes in contract manufacturing services primarily for consumables and point-of-care diagnostic applications. Following the transaction, the Group lost control over the subsidiary, which was consequently deconsolidated from the financial statements as of the same date. The operations of Balda C. Brewer Inc. were previously allocated within the Biopharmaceutical and Diagnostic Solutions operating segment under IFRS 8.

Under the Stock Purchase Agreement ("SPA") for the transaction, the consideration for the shares of Balda C. Brewer Inc. was USD 6,724 thousand (corresponding to EUR 5,901 thousand at the prevailing exchange rate at June 30, 2026). Pursuant to the terms of the SPA, the purchase price remains subject to adjustment based on the final determination of certain financial metrics as of the closing date. As at June 30, 2026, the Group recognized a net financial receivable of USD 5,750 thousand (corresponding to EUR 5,047 thousand), representing the net consideration due under the SPA after deducting USD 974 thousand (corresponding to EUR 854 thousand) that the buyer was contractually required to withhold and pay directly to external advisors on behalf of the Group.

Reflecting the expected timing of collection and the contractually agreed terms -including that a portion of the consideration is to be held in escrow accounts- this receivable has been classified within "Other current financial assets" for EUR 3,884 thousand and within "Other non-current financial assets" for EUR 1,163 thousand.

Subsequently, part of the net cash consideration of USD 4,140 thousand was collected by the Group in July 2026. As a result, no cash proceeds from the sale were recognized in the condensed consolidated statement of cash flows for the six months ended June 30, 2026, as the consideration remained outstanding at period end. However, upon deconsolidation, the cash and cash equivalents held by Balda C. Brewer Inc. (USD 2,456 thousand, corresponding to EUR 2,156 thousand) were derecognized from the Group's cash balances. Accordingly, the disposal resulted in a net cash outflow for the period, while the related cash inflows from the collection of the sale consideration will be recognized in subsequent reporting periods.

For management purposes, the Group evaluates the overall economic impact of the transaction on a unified basis, combining the results of the deconsolidation with the direct transaction-related expenses (including advisor fees, legal expenses, and transaction bonuses).

This aggregate impact is presented within the interim consolidated income statement under "Loss on sale of subsidiary and related transaction costs" for a total amount of EUR 12,232 thousand.

The following table provides a detailed reconciliation of the components aggregating into the single line item presented in the consolidated income statement:

At June 30,
2026
(EUR thousand)
Adjusted purchase price	5,901
Less: Net assets derecognized (excl. translation reserve)	16,721
Plus: Reclassification of translation reserve	(43)
Loss on deconsolidation	(10,777)
Less: Transaction costs (advisor fees, legal expenses and transaction bonuses)	(1,455)
Total loss on sale of subsidiary and related transaction costs	(12,232)

Other than the cumulative foreign currency translation reserve recycled to profit or loss in accordance with IAS 21, no other items previously recognized in Other Comprehensive Income (OCI) were reclassified upon loss of control. Furthermore, as the Group held a 100% equity interest in the subsidiary, no non-controlling interests (NCI) were outstanding or required derecognition at the Completion Date.

The deconsolidation of Balda C. Brewer Inc. from the financial statements resulted in the derecognition of the assets and liabilities attributable to the subsidiary, including the portion of goodwill allocated to the cash-generating unit to which Balda C. Brewer Inc. belonged. Such goodwill formed part of the carrying amount of the disposed business for the purpose of determining the loss on disposal. The portion of goodwill allocated to the disposed business was determined based on the relative fair values of the operation disposed of and the portion of the cash-generating unit retained, in accordance with IAS 36.

The carrying amounts of the assets and liabilities derecognized at the Completion Date were as follows:

At June 30,
Carrying amounts of assets and liabilities derecognized	2026
(EUR thousand)
Goodwill	57
Intangible assets	4,389
Right of use assets	3,857
Property, plant and equipment	6,248
Other non-current financial assets	232
Deferred tax assets	4,431
Inventories (including advances paid to suppliers)	12,013
Contract assets	1,287
Trade receivables	5,153
Other receivables	512
Cash and cash equivalents	2,156
Non-current financial liabilities	(3,967)
Non-current provisions	(1,793)
Deferred tax liabilities	(837)
Current financial liabilities	(1,022)
Trade payables	(11,217)
Advances from customers	(679)
Tax payables	(707)
Other current liabilities	(3,435)
Total net assets derecognized:	16,678

14.
Finance income

Finance income is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	(EUR thousand)
Interest income from banks deposits	273	39	489	399
Income from financial discounts	—	—	—	6
Gain on the sale of financial assets - investments FVTPL	3	24	3	24
Interest income rent to buy	65	—	131	—
Other financial income	24	33	64	39
Foreign currency exchange rate net gains	81	—	3,104	—
Derivatives fair value gains	607	8,957	619	14,540
Other fair value adjustments	—	167	—	167
Total finance income	1,053	9,219	4,410	15,174

15.
Finance expense

Finance expenses are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025

	(EUR thousand)
Interest on debt and borrowings	1,066	1,483	2,006	2,676
Financial discounts and other expenses	10	38	22	51
Interest on lease liabilities	219	216	439	439
Financial component IAS 19	79	68	158	139
Foreign currency exchange rate net losses	—	9,616	—	13,557
Derivatives fair value losses	122	—	1,643	21
Other fair value adjustments	490	58	574	70
Total finance expense	1,986	11,479	4,842	16,953

Finance expenses include bank interest on the Group’s financial debt (calculated using the effective interest method) and interest on lease liabilities, representing the portion of financial expenses accrued during the reporting period and recognized in accordance with IFRS 16 - Leases.

Foreign exchange differences consist of realized and unrealized gains and losses arising from transactions denominated in currencies other than the functional currency of the Group. The net foreign currency exchange impact, given by the sum of gains and losses, amounted to a net gain of EUR 3,104 thousand for the six months ended June 30, 2026, and a net loss of EUR 13,557 thousand for the six months ended June 30, 2025.

Derivatives fair value gains and derivatives fair value losses included changes in the fair value of foreign currency forward contracts that are not designated in hedge accounting relationships, as well as the ineffective portion of changes in the fair value of foreign currency forward contracts that are designated as cash flow hedges.

16.
Income tax

Income tax expense amounted to EUR 26,374 thousand for the six months ended June 30, 2026, compared to EUR 18,001 thousand for the six months ended June 30, 2025.

The effective tax rate for the six months ended June 30, 2026, was 34.1% compared to 24.3% for the six months ended June 30, 2025. The increase was primarily attributable to two factors. First, the increase reflects the higher tax burden of the Group's Italian subsidiaries, particularly Nuova Ompi S.r.l. During the six months ended June 30, 2025, Nuova Ompi S.r.l. benefited from a 4% reduction in the Italian corporate income tax rate under the “IRES premiale” regime. As this regime was no longer applicable in 2026, Nuova Ompi S.r.l. reverted to the ordinary Italian corporate income tax (IRES) rate of 24%, in addition to regional income tax (IRAP) at 3.9%. Second, the increase reflects the sale of Balda C. Brewer Inc., the U.S. subsidiary previously held through Balda Medical GmbH. The loss recognized on the sale of Balda C. Brewer Inc. is not deductible for tax purposes, either at the consolidated level or within any of the legal entities involved in the transaction. Consequently, no corresponding tax benefit was recognized in relation to this loss, resulting in an increase in the Group's effective tax rate for the six months ended June 30, 2026.

In the first quarter of 2026, the Italian Tax Authorities notified the Company of additional tax audit reports (processi verbali di constatazione) relating to prior financial years, issued in connection with a tax audit initiated during 2025 and concerning transfer pricing matters. The Company does not agree with certain of the conclusions reached by the Italian Tax Authorities in the aforementioned audit reports, as it believes that such conclusions are not adequately supported either by the reconstruction of the facts or by the applicable regulatory framework and prevailing tax practice. As a result, as a precautionary measure, the Group recognized a provision limited to EUR 388 thousand.

The analysis of deferred tax assets and deferred tax liabilities at June 30, 2026 and at December 31, 2025 is as follows:

	At June 30,	At December 31,
	2026	2025
	(EUR thousand)
Property, plant and equipment	39,927	42,069
Intangible assets	5,842	4,520
Tax losses carry forward	42,078	37,598
Contract balances	(7,744)	(7,748)
Expected credit losses	1,443	1,551
Inventory	5,590	4,648
Accruals for returns, warranty, other risks	1,898	2,793
Accruals	2,150	2,303
Other effects	2,067	2,073
Leases	2,044	3,118
Right of use assets	(1,617)	(2,389)
Derivatives	(38)	77
Deferred tax assets, net	93,640	90,613
Reflected in the statement of financial position as follows:
Deferred tax assets	107,562	103,872
Deferred tax liabilities	(13,922)	(13,259)
Deferred tax assets, net	93,640	90,613

The Group has applied the temporary mandatory exception issued by the IASB in May 2023 from the accounting requirements for deferred taxes in IAS 12. Accordingly, the Group neither recognizes nor discloses information about deferred tax assets and liabilities related to Pillar Two income taxes.

On December 28, 2023, the government of Italy, where the Group's parent company is incorporated, enacted the Pillar Two income taxes legislation effective from January 1, 2024 (see Legislative Decree no. 209/2023 and the subsequent Ministerial Decrees, hereinafter “the Italian Pillar Two rules”). According to the Italian Pillar Two rules, Stevanato Holding S.r.l. qualifies as the ultimate parent entity (“UPE”) for Pillar Two purposes, as it consolidates Stevanato Group S.p.A. on a line-by-line basis. As a consequence, the Pillar Two perimeter would be identified with that of the Consolidated Financial Statements of Stevanato Holding S.r.l., including all the entities which are consolidated on a line-by-line basis. As the UPE, Stevanato Holding S.r.l. will be in charge of the calculation of the jurisdictional effective tax rate according to the Pillar Two Rules. Stevanato Holding S.r.l. directly holds only the controlling participation in Stevanato Group S.p.A. with a 73.73% stake. Due to the apportionment of the profit rights related to the treasury shares held by Stevanato Group S.p.A., according to Article no. 2357-ter of the Italian Civil Code, the profit rights held by Stevanato Holding S.r.l. equals 81.75% based on the number of shares owned by Stevanato Holding S.r.l. over the total amount of the shares with rights to profits. As a consequence, Stevanato Group S.p.A. is a Constituent Entity, and, more precisely, an Intermediate Parent Entity for Pillar Two purposes.

Under the Italian Pillar Two rules, and based on the status of Stevanato Group S.p.A. for Pillar Two purposes, the UPE will be required to pay, in Italy, a top-up tax on profits of its subsidiaries that are taxed at an effective tax rate (determined in accordance to the Italian Pillar Two rules) of less than 15%. The Group has performed a preliminary assessment of the “Transitional Safe Harbours” for Pillar Two purposes ("TSH") on the basis of the OECD rules on “Safe Harbour and Penalty Relief” issued on December 20, 2022 (and the subsequent Administrative Guidance), which are intended as “qualifying international agreement on safe harbours” for the purposes of the EU Directive n. 2523/2022 (art. 32) and the Italian Pillar Two rules. This preliminary assessment is based on the Group’s accounting data for the first half of 2026 as reported from the Group entities in the consolidation process, before making any adjustments that would eliminate income or expense attributable to intra-group transactions.

Based on June 30, 2026 financial data, the only jurisdiction in which a potential exposure to top-up-tax may exist is China. However, since the effective tax rate preliminarily calculated is close to 15%, no significant impact in terms of potential top-up tax is expected. For the sake of completeness, we highlight that China has not implemented a local Qualified Domestic Top-up Tax within their domestic legislation for fiscal year 2026. This preliminary assessment has been performed considering a number of technical positions based on the content of the Pillar Two rules and other guidelines currently available. In this regard, considering the lack of specific interpretations and explanations by the OECD, the EU Directive, the Italian law, such technical positions shall be confirmed once the expected clarifications will be provided at OECD, EU and domestic level.

The Group continues to assess the impact of the Pillar Two and other comparable legislation (including the recent Side-by-Side Package) on its future financial performance and is actively managing mandatory compliance requirements in the jurisdictions in which its entities operate.

17.
Earnings per Share

Basic earnings per share (EPS) is calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of shares issued, net of the treasury shares, held by the Group.

For the three and six months ended June 30, 2026 and 2025, the weighted average number of shares for diluted earnings per share was increased to take into consideration the dilutive effect of potential shares that would be assigned to the beneficiaries based on the Group’s equity incentive plans (see Note 30 for further details on the equity incentive plans).

The following table reflects the profit attributable to equity holders of the parent and shares data used in the basic and diluted EPS calculation:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025

Profit attributable to equity holders of the parent (in EUR thousand)	22,958	29,702	50,987	56,219

Weighted average number of shares for basic EPS	273,031,652	272,918,250	273,017,750	272,908,492
Effects of dilution from share-based incentive plans	6,948	3,831	12,047	6,355
Effects of dilution from remuneration in shares	47	920	116	926
Weighted average number of shares adjusted for the effect of dilution	273,038,647	272,923,002	273,029,913	272,915,772

	2026	2025	2026	2025
Basic earnings per ordinary share (in EUR)	0.08	0.11	0.19	0.21
Diluted earnings per ordinary share (in EUR)	0.08	0.11	0.19	0.21

18.
Intangible assets

Changes in intangible assets at June 30, 2026, are as follows:

	Development costs	Industrial patents and intellectual property rights	Concessions, licenses, trademarks and similar rights	Intangible assets in process and advances	Other intangible assets	Total
	(EUR thousand)
Cost
At January 1, 2026	26,482	35,334	26,087	12,504	11,857	112,264
Additions	—	139	2	9,117	—	9,258
Disposals	(2,459)	—	—	—	—	(2,459)
Reclassifications	681	1,102	—	(1,717)	(66)	—
Deconsolidation of subsidiary	—	—	(7,762)	—	(4,670)	(12,432)
Other changes	—	—	—	—	(484)	(484)
Exchange differences	(15)	112	88	—	153	338
At June 30, 2026	24,689	36,687	18,415	19,904	6,790	106,485

Amortization
At January 1, 2026	16,995	29,377	19,723	—	9,303	75,398
Amortization	870	1,619	548	—	136	3,173
Disposal	(2,459)	—	—	—	—	(2,459)
Deconsolidation of subsidiary	—	—	(5,391)	—	(2,652)	(8,043)
Other changes	—	—	—	—	(462)	(462)
Exchange differences	(9)	80	24	—	82	176
At June 30, 2026	15,397	31,076	14,904	—	6,407	67,784

Net book value
At June 30, 2026	9,292	5,611	3,511	19,904	383	38,701
At December 31, 2025	9,487	5,957	6,364	12,504	2,554	36,866

Additions in intangible assets amounting to EUR 9,258 thousand for the six months ended June 30, 2026 were primarily related to investments in the Group’s digital transformation initiatives, including the implementation of software platforms, as well as the capitalization of development costs associated with a new manufacturing platform.

At June 30, 2026, no impairment indicators have been identified for intangible assets and therefore no impairment losses have been accounted for.

19.
Property, plant, and equipment

Changes in items of property, plant, and equipment are as follows:

	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other tangible assets	Assets under construction and advances	Total
	(EUR thousand)
Cost
At January 1, 2026	497,216	889,572	85,885	20,715	494,632	1,988,020
Additions	487	3,508	1,048	29	105,251	110,323
Disposals	(149)	(1,424)	(720)	(2)	(138)	(2,434)
Reclassifications	115,179	51,966	(445)	1,895	(168,595)	—
Deconsolidation of a subsidiary	—	(17,609)	(276)	(717)	(660)	(19,262)
Other changes	—	—	—	484	—	484
Exchange differences	13,551	11,697	588	562	3,849	30,248
At June 30, 2026	626,284	937,710	86,080	22,966	434,339	2,107,379

Depreciation
At January 1, 2026	102,862	412,081	66,774	14,743	—	596,460
Depreciation charge for the period	8,544	28,089	4,811	1,015	—	42,459
Disposals	(11)	(1,424)	(645)	(2)	—	(2,083)
Deconsolidation of a subsidiary	—	(12,390)	—	(624)	—	(13,014)
Other changes	—	—	—	458	—	458
Exchange differences	1,643	4,782	344	414	—	7,183
At June 30, 2026	113,038	431,138	71,284	16,004	—	631,464

Net book value
At June 30, 2026	513,246	506,572	14,796	6,962	434,339	1,475,915
At December 31, 2025	394,354	477,491	19,111	5,972	494,632	1,391,560

For the six months ended June 30, 2026, additions to property, plant, and equipment amounting to EUR 110,323 thousand were primarily driven by ongoing construction activities, as well as the ramp-up and installation of new production lines at the new facilities in Fishers, Indiana (U.S.), and in Latina (Italy). Capital expenditures also included investments in Engineering facilities and the completion of manufacturing equipment for the production of primary drug containers, including high value syringes and EZ-Fill® cartridges, as part of the Group's continued global capacity expansion initiatives.

At June 30, 2026 capital expenditures associated with orders with our suppliers for the ongoing infrastructure investments were approximately EUR 70 million, net of the expected contribution from the U.S. government’s Biomedical Advanced Research and Development Authority ("BARDA"). As part of the investment for the construction of the new U.S. facility in Fishers, Indiana, in February 2022, Stevanato Group entered into an agreement with BARDA whereby BARDA agreed to make a multi-year contribution for up to approximately USD 95 million (or approximately EUR 80 million at the reporting date exchange rate) for manufacturing capacity for standard and EZ-fill® vials in support of U.S. national defense readiness and preparedness programs for current and future public health emergencies. In the first quarter of 2026, the parties agreed to de-scope the original project perimeter. As a result, the overall contribution has been reduced and is now limited to approximately USD 64 million (or approximately EUR 55 million based on the exchange rate at the reporting date).

At June 30, 2026, no impairment indicators have been identified.

20.
Right of use assets

Movements in the Right of use assets for the first six months of 2026 are shown below:

	Buildings	Plant and machinery	Other tangible assets	Total
	(EUR thousand)
Cost
At January 1, 2026	25,829	1,413	15,750	42,992
Additions	3,521	—	2,276	5,797
Disposals	(583)	(599)	(227)	(1,409)
Exchange rate differences	440	5	80	526
Deconsolidation of subsidiary	(8,211)	—	(54)	(8,266)
At June 30, 2026	20,996	819	17,825	39,640

Depreciation
At January 1, 2026	16,960	1,133	12,537	30,630
Depreciation charge for the year	1,939	107	1,163	3,209
Disposals	(447)	(599)	(172)	(1,218)
Exchange rate differences	304	8	64	376
Deconsolidation of subsidiary	(4,354)	—	(54)	(4,409)
At June 30, 2026	14,402	649	13,538	28,589

Net book value
At June 30, 2026	6,594	170	4,287	11,051
At December 31, 2025	8,869	280	3,213	12,362

21.
Other Financial assets

The following table details the composition of other financial assets:

	At June 30,	At December 31,
	2026	2025
	(EUR thousand)
Fair value of derivatives financial instruments	496	340
Non-current secured notes at FVTPL	—	4,208
Guarantee deposits	1,066	1,262
Receivable related to the sale of subsidiary	1,163	—
Other non-current financial assets	2,725	5,810

Fair value of derivatives financial instruments	503	1,941
Current financial assets - interests receivable	219	248
Bank acceptance drafts - PRC	1,057	—
Financial receivables - rent to buy agreement	8,627	8,589
Receivable related to the sale of subsidiary	3,884	—
Other current financial assets	14,290	10,778

Other Financial Assets	17,015	16,588

At June 30, 2026, other financial assets mainly included a receivable amounting to overall EUR 8,627 thousand related to the rent to buy agreement of our facility in Zhangjiagang city, China. The receivable is equal to the discounted amount of the finance lease payments, including the exercise price of the purchase option. The lease term expires on December 31, 2026 and shall not be extended as the lease shall be followed by a sale and purchase contract of the leased plant.

As at June 30, 2026, "Receivables related to the sale of subsidiary" amounting to a total of EUR 5,047 thousand represent the outstanding consideration receivable from the sale of Balda C. Brewer Inc. completed during the period. The balance has been classified between current and non-current based on the contractual terms governing the settlement of the consideration. Further information on the sale of Balda C. Brewer Inc. is provided in Note 13.

At December 31, 2025, other non-current financial assets primarily included a secured senior convertible promissory note with a carrying amount of EUR 4,208 thousand. The note had principal balance equal to the consideration paid by Stevanato Group for the note and accrued interest at 5% per annum from June 14, 2023 through November 27, 2023, and 6% per annum thereafter. In addition, the outstanding principal and accrued interest could, at the option of the holder, be converted, in whole or in part, into shares of the issuing company upon the closing of a qualifying equity financing transaction. The note was classified and measured at fair value through profit or loss, as its contractual terms did not give rise solely to payments of principal and interest on the principal amount outstanding, but also provided the holder with the right to convert the instrument into equity instruments of the issuer. In April 2026, the issuing company fully settled the note, including accrued interest, for total proceeds of EUR 3,679 thousand. Prior to settlement, the Group remeasured the instrument at fair value through profit or loss in accordance with IFRS, recognizing a fair value loss of EUR 528 thousand. Refer to Note 28 for further details.

At June 30, 2026 and at December 31, 2025, other non-current financial assets also included guarantee deposits.

At June 30, 2026 current and non‑current financial assets included the positive fair value of interest rate swaps, classified according to their residual maturity. The negative fair value of interest rate swaps was included within non‑current and current financial liabilities, while the negative fair value of foreign exchange forward contracts was included within current financial liabilities.

The following table sets forth the analysis of derivative assets and liabilities at June 30, 2026 and at December 31, 2025.

	At June 30,		At December 31,
	2026		2025
	Carrying amount	Fair value	Carrying amount	Fair value
	(EUR thousand)
Non-Current financial assets
Interest Rate Swap - hedging instruments	496	496	340	340

Current financial assets
Foreign exchange forward contracts - trading derivatives	—	—	1,617	1,617
Foreign exchange forward contracts - hedging instruments	—	—	167	167
Interest Rate Swap - hedging instruments	503	503	158	158

Non-Current financial liabilities
Interest Rate Swap - hedging instruments	(12)	(12)	(208)	(208)

Current financial liabilities
Interest Rate Swap - hedging instruments	(154)	(154)	(592)	(592)
Foreign exchange forward contracts - trading derivatives	(1,561)	(1,561)	—	—
Foreign exchange forward contracts - hedging instruments	(586)	(586)	—	—

At June 30, 2026 and at December 31, 2025, certain foreign exchange derivatives were not designated as hedging instruments. These derivatives reflect changes in the fair value of foreign exchange forward contracts not designated in hedge relationships, which are nevertheless entered into to economically mitigate foreign currency risk related to forecast sales. Changes in the fair value of the derivatives not designed as hedging instruments are recognized within finance income and finance expense.

Derivatives designated as hedging instruments reflect the change in fair value of:

•
the interest rate swap contracts, designated as cash flow hedges to hedge fluctuations in variable interest rate on loans;
•
the foreign exchange forward contracts, designed as cash flow hedges to hedge highly probable forecast sales in U.S. Dollars.

The change in the fair value of the derivatives designed as hedging instruments is booked in a separate component of equity (cash flow hedge reserve). The amount recorded in the cash flow hedge reserve will be recognized in the consolidated income statement according to the timing of the cash flows of the underlying transaction.

22.
Inventories

Inventories, shown net of an allowance for obsolete and slow-moving goods, can be analyzed as follows:

	At June 30,	At December 31
	2026	2025
	(EUR thousand)
Raw materials	146,445	138,566
Semifinished products	59,044	50,970
Finished products	128,252	99,675
Provision from slow moving and obsolescence	(24,746)	(20,964)
Total inventories	308,995	268,247

Inventories at June 30, 2026 amounted to EUR 308,995 thousand compared to EUR 268,247 thousand at December 31, 2025.

The increase in finished products inventories was mainly driven by higher production volumes at the Group’s new manufacturing sites. In addition, inventory levels were replenished during the period following the below-average finished goods inventories recorded at December 31, 2025 as a result of strong sales in the fourth quarter.

The provision for slow-moving and obsolete inventories amounted to EUR 24,746 thousand at June 30, 2026, compared with EUR 20,964 thousand at December 31, 2025. During the six months ended June 30, 2026, the Group recognized a net accrual of EUR 3,976 thousand within cost of sales. Utilization of the provision and other changes, primarily related to exchange rate movements, amounted to EUR 22 thousand. In addition, the deconsolidation of Balda C. Brewer Inc. resulted in a decrease in the provision of EUR 216 thousand. For the six months ended June 30, 2025, the accrual for slow-moving and obsolete inventories recognized within cost of sales amounted to EUR 3,834 thousand.

23.
Trade receivables and contract assets

Trade receivables and contract assets are analyzed as follows:

	At June 30,	At December 31,
	2026	2025
	(EUR thousand)
Trade receivables	307,521	309,772
Allowance for expected credit losses	(7,232)	(7,084)
Total trade receivables	300,289	302,688

Trade receivables are non-interest bearing and generally have a term of 60 to 90 days. The Group is not exposed to significant concentration of third-party credit risk. Trade receivables are stated net of an allowance for expected credit losses which has been determined in accordance with IFRS 9 amounting to EUR 7,232 thousand and EUR 7,084 thousand at June 30, 2026 and at December 31, 2025, respectively.

Contract assets

Contract assets relate to ongoing customer-specific construction contracts within the Engineering segment, as well as to activities from the in-vitro diagnostic and DDS businesses, both of which are included in the Biopharmaceutical and Diagnostic Solutions segment. As such, the balances of this account fluctuates depending on the number and stage of construction contracts in progress at each reporting date.

The Group recognized contract assets of EUR 171,389 thousand at June 30, 2026, and EUR 180,459 thousand at December 31,

2025. On a gross basis, contract assets amounted to EUR 465,670 thousand at June 30, 2026 (EUR 478,694 thousand at December 31, 2025), net of advance invoices issued of EUR 294,281 thousand at June 30, 2026 (EUR 298,235 thousand at December 31, 2025).

24.
Tax receivables and tax payables

At June 30, 2026 tax receivables amounted to EUR 18,959 thousand, compared to EUR 14,586 thousand at December 31, 2025, and tax payables amounted to EUR 47,356 thousand, compared to EUR 22,426 thousand at December 31, 2025. The total net balance at June 30, 2026, was a payable amounting to EUR 28,397 thousand, compared to a payable amounting to EUR 7,840 thousand at December 31, 2025.

The increase in the net balance was mainly driven by corporate income tax accruals recognized by the Italian legal entities for the six months ended June 30, 2026, which were not offset by tax prepayments, as the related installments are due to be paid in the second half of 2026.

25.
Other receivables

At June 30, 2026 other receivables amounted to EUR 40,177 thousand, compared to EUR 35,989 thousand at December 31, 2025. Other receivables mainly included VAT receivables and prepayments.

26.
Equity

The main objective of the Group’s capital management is to maintain a solid credit rating and adequate financial ratios to support business activity and maximize value for shareholders.

Movements in the shareholders equity are reported in the Interim Condensed Consolidated Statements of Changes in Equity; comments on the main changes occurred in the period are provided below.

Share capital

At June 30, 2026, and at December 31, 2025, the Company paid-in share capital amounted to EUR 22,232 thousand divided into 302,842,536 shares without par value, including 49,832,201 ordinary shares and 253,010,335 Class A multiple voting shares.

The dual class structure of Stevanato Group's shares includes ordinary shares and Class A shares. Class A shares have the same characteristics and grant the shareholders the same rights as the ordinary shares, except in terms of voting rights. Holders of ordinary shares are entitled to one vote per share, while holders of Class A shares (held solely by Stevanato Holding S.r.l. or held in treasury by the Company) are entitled to three votes per share. Class A shares are automatically converted (without the need for a resolution by a special meeting of the shareholders holding Class A shares or by a shareholders’ meeting) into ordinary shares, at a ratio of one ordinary share for each Class A share, in the event of transfer to parties other than Stevanato Family members, or other than companies or other entities controlled, including jointly, directly or indirectly, by one or more members of the Stevanato Family, or by trusts (or, alternatively, by the relevant trustees) set up by members of the Stevanato Family, provided that the relevant beneficiaries are (or may be) one or more members of the Stevanato Family. Class A shares are convertible into ordinary shares, at a ratio of one ordinary share for each Class A share, in whole or in part and even in several tranches, at the request of each holder, to be submitted by means of a communication sent by registered letter, e-mail or any other means capable of providing proof of receipt to the Chairman of the Board of Directors of the Company, with a copy to the chairman of the Audit Committee. Ordinary shares cannot be converted into Class A shares.

Share Premium Reserve

The share premium reserve includes the additional paid-in capital raised during the Initial Public Offering and the underwritten follow-on public offering of ordinary shares, net of the listing costs pertaining to the public subscription offers to the extent they were incremental costs directly attributable to the equity transaction that otherwise would have not been incurred. At June 30, 2026 and December 31, 2025, the share premium reserve amounted to EUR 559,565 thousand.

Treasury Reserve

At December 31, 2025, a total of 29,838,842 of the Company's Class A shares were held in treasury for an aggregate cost of EUR (27,079) thousand. During the six months ended June 30, 2026, 122,483 treasury Class A shares were converted into ordinary shares in connection with the settlement of certain share-based incentive plans and other benefit arrangements. Consequently, at June 30, 2026, 29,716,359 Class A shares were held in treasury, at an aggregate cost of EUR (26,998) thousand.

Currency translation reserve

The currency translation reserve includes the cumulative foreign currency translation differences arising from the translation of financial statements denominated in currencies other than Euro. At June 30, 2026 the currency translation reserve amounted to EUR (33,790) thousand, compared to EUR (58,465) thousand at December 31, 2025. At June 30, 2025, it amounted to EUR (61,925) thousand, compared to EUR (12,578) thousand at December 31, 2024. The change in the currency translation reserve was mainly due to the appreciation of the U.S. Dollar, the Chinese Renminbi, the Brazilian Real and the Mexican Peso against the Euro during the first half of 2026. These currencies represent the primary foreign currencies in which the net assets of the Group’s companies are denominated.

Retained Earnings and Other Reserves

Retained earnings and other reserves included:

•
a legal reserve of EUR 4,446 thousand at June 30, 2026 and at December 31, 2025 respectively;
•
other reserves of EUR 110,106 thousand at June 30, 2026 (EUR 109,193 thousand at December 31, 2025). The increase was primarily driven by EUR 2,130 thousand relating to share-based incentive plans, including the accrual of personnel costs measured at fair value and the effects arising from the related share awards, partially offset by a EUR 1,212 thousand decrease in the extraordinary reserve following the approved dividend distribution. The remaining movements mainly reflected a EUR 38 thousand decrease arising from the deconsolidation of Balda C. Brewer Inc., partially offset by other net increases of EUR 32 thousand.
•
retained earnings of the consolidated companies net of the effects of consolidation adjustments of EUR 863,258 thousand (EUR 736,949 thousand at December 31, 2025); and
•
net profit attributable to equity holders of the parent of EUR 50,987 thousand at June 30, 2026 (EUR 139,839 thousand at December 31, 2025).

Dividends

On May 26, 2026, the shareholders of Stevanato Group S.p.A. approved the distribution of dividends amounting to EUR 14,742 thousand (EUR 0.054 per share), to be paid from profits generated in the previous financial year and from available reserves. The dividend was paid on July 29, 2026 to shareholders of record as of June 11, 2026.

On May 23, 2025, Stevanato Group shareholders approved the distribution of EUR 14,737 thousand in dividends (EUR 0.054 per share) from the net profits realized in the previous financial year. The dividend was paid on July 17, 2025 to shareholders of record at June 5, 2025.

Non-controlling interests

Non-controlling interests amounted to EUR 33 thousand at June 30, 2026 (EUR 38 thousand at December 31, 2025).

27.
Financial liabilities

Total financial liabilities were EUR 446,234 thousand and EUR 470,874 thousand at June 30, 2026, and at December 31, 2025, respectively; the balances in financial liabilities are as follows:

	At June 30,	At December 31,
	2026	2025
	(EUR thousand)
Lease liabilities	4,342	4,382
Bank overdrafts and short-term loan facilities	1	30,001
Bank loans	94,605	87,363
Notes	25,000	—
Fair value of derivatives	2,301	592
Financial liabilities for accrued interests	932	1,169
Total current financial liabilities	127,181	123,507

Lease liabilities	7,007	9,377
Bank loans	287,149	287,929
Notes	24,885	49,853
Fair value of derivatives	12	208
Total non-current financial liabilities	319,053	347,367

Financial Liabilities	446,234	470,874

Financial liabilities mainly include bank loans (current and non-current portions), lease liabilities (current and non-current portions) and notes.

Financial liabilities are recognized according to the amortized cost method and require compliance with certain financial covenants on the Group consolidated figures, more specifically the following ratios are monitored: Net Debt on EBITDA, Net Debt on Equity and EBITDA on Financial Charges. Net Debt and EBITDA are calculated as defined in the contract. The ratios are calculated on an annual basis. In particular, Net Debt on EBITDA ratio must be lower or equal to 3.5. At June 30, 2026 and at December 31, 2025, all financial covenants were complied with.

At June 30, 2026, bank loans amounted to a total of EUR 381,754 thousand compared to EUR 375,292 thousand at December 31, 2025 (excluding the financial liabilities for accrued interest). The increase primarily reflects the drawdown of the remaining EUR 50,000 thousand under the 2025 financing facility with BNP Paribas BNL, partially offset by repayments made during the period in accordance with the contractual amortization schedules.

The following table sets forth the reconciliation of total borrowings (inclusive of accrued interest):

	At December 31,	Cash flows			Non-cash changes		At June 30,
	2025	Proceeds	Repayments	Accrued interest paid in the period	Amortized Cost	Accrued interest in the period	2026
	(EUR thousand)
Bank loans	376,287	50,000	(43,593)	(995)	54	874	382,627
Bank overdrafts and short-term loan facilities	30,175	20,001	(50,001)	(174)	—	58	59
Notes	49,853	—	—	—	32	—	49,885
Total Borrowings	456,315	70,001	(93,594)	(1,169)	86	932	432,571

The following table shows maturities and average interest rates for liabilities to banks and other lenders:

At June 30, 2026:

	Local Currency	Amount in Local Currency	Maturity	Average Interest Rate	Amount in EUR
Bank Loans	EUR	43,894	2026	3.27%	43,894
	EUR	114,202	2027	3.27%	114,202
	EUR	101,111	2028	3.23%	101,111
	EUR	56,111	2029	3.24%	56,111
	EUR	48,611	2030	3.25%	48,611
	EUR	18,056	2031	3.28%	18,056
Amortized Cost	EUR	(232)	2026-2031		(232)
Total Bank Loans					381,754

Notes	EUR	25,000	2027	1.40%	25,000
	EUR	25,000	2028	1.40%	25,000
Amortized Cost	EUR	(115)	2026-2028		(115)
Total Notes					49,885

Overdrafts and other short-term facilities	EUR	1	2026	0.00%	1
Total Overdrafts and other short-term facilities					1

Total Bank Loans and Overdrafts					431,639

At December 31, 2025:

	Local Currency	Amount in Local Currency	Maturity	Average Interest Rate	Amount in EUR
Bank Loans	EUR	87,488	2026	3.11%	87,488
	EUR	107,952	2027	3.11%	107,952
	EUR	88,611	2028	3.07%	88,611
	EUR	43,611	2029	3.02%	43,611
	EUR	36,111	2030	2.96%	36,111
	EUR	11,806	2031	2.88%	11,806
Amortized Cost	EUR	(287)	2026-2031		(287)
Total Bank Loans					375,292

Notes	EUR	25,000	2027	1.40%	25,000
	EUR	25,000	2028	1.40%	25,000
Amortized Cost	EUR	(147)	2026-2028		(147)
Total Notes					49,853

Overdrafts and short-term loan facilities	EUR	30,001	2026	2.07%	30,001
Total Overdrafts and short-term loan facilities					30,001

Total Bank Loans and Overdrafts					455,146

As of the reporting date, the Group has certain sustainability‑linked loan arrangements classified as financial liabilities measured at amortized cost. These arrangements include contractual terms that may adjust the interest margin depending on the achievement of specified sustainability‑related key performance indicators (KPIs), assessed on an annual basis in accordance with the contractual provisions.

The contingent features affect only the interest margin and do not result in prepayment obligations or changes to the contractual principal amount. If the relevant KPIs are achieved, the contractual interest margin is reduced by 2 basis points (0.02%) for the applicable interest period; if the KPIs are not achieved, the contractual base margin applies (no penalty). Management considers the variability in contractual cash flows arising from these features to be limited and concludes that the loans remain consistent with a basic lending arrangement; accordingly, the contingent features do not affect the classification of these liabilities under IFRS 9 (SPPI assessment). Management does not expect these contingent features to have a material impact on future contractual cash flows.

28.
Fair Value Measurement

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at June 30, 2026, and at December 31, 2025:

At June 30, 2026:

		Fair value measurement using
	Notes	Total	Level 1	Level 2	Level 3
		(EUR thousand)
Financial assets - investments FVTPL - traded		53	53	—	—
Financial assets - investments FVTPL - not traded		73	—	—	73
Non-current financial assets - derivatives	20	496	—	496	—
Current financial assets - derivatives	20	503	—	503	—
Total assets		1,125	53	999	73

Current financial liabilities - derivatives	20	2,301	—	2,301	—
Non-current financial liabilities - derivatives	20	12	—	12	—
Total liabilities		2,313	—	2,313	—

At December 31, 2025:

		Fair value measurement using
	Notes	Total	Level 1	Level 2	Level 3
		(EUR thousand)
Financial assets - investments FVTPL - traded		92	92	—	—
Financial assets - investments FVTPL - not traded		79	—	—	79
Non-current financial assets - derivatives	20	340	—	340	—
Current financial assets - derivatives	20	1,941	—	1,941	—
Non-current secured notes at FVTPL	20	4,208	—	—	4,208
Total assets		6,660	92	2,281	4,287

Current financial liabilities - derivatives	20	592	—	592	—
Non-current financial liabilities - derivatives	20	208	—	208	—
Total Liabilities		800	—	800	—

The fair value of current financial assets and other financial liabilities is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment.

The fair value of foreign currency derivatives (forward contracts, currency swaps and options) is determined by considering the present value of future cash flows based on the forward exchange rates prevailing at the reporting date. The fair value of interest rate swaps is measured by discounting the estimated future cash flows based on observable market yield curves at the reporting date.

Although cash and cash equivalents are measured at amortized cost, the value approximates fair value due to the short maturity of these instruments, which consist of bank current accounts and time deposits.

No borrowings of the Group are listed debt.

The following table presents the changes in level 3 instruments for the six months ended June 30, 2026:

	Financial assets - investments FVTPL - not traded	Non-current secured notes at FVTPL	Total

	(EUR thousand)
At December 31, 2025	79	4,208	4,287
Fair value adjustments	(6)	(528)	(534)
Collection of Convertible Note Receivable	—	(3,679)	(3,679)
At June 30, 2026	73	—	73

There were no transfers between Level 1, Level 2 and Level 3 during the six months ended June 30, 2026 and the year ended December 31, 2025.

At December 31, 2025, other non-current financial assets included a Level 3 secured senior convertible promissory note measured at fair value through profit or loss. During the six months ended June 30, 2026, the note was remeasured at fair value, resulting in a loss of EUR 528 thousand, and was subsequently redeemed in full for total cash proceeds, including accrued interest, of a EUR 3,679 thousand. Consequently, no balance remained outstanding at June 30, 2026.

The fair value of the loans accounted for at amortized cost approximates their carrying amounts at June 30, 2026 and at December 31, 2025.

29.
Employee benefits

Employee benefits are analyzed as follows:

	At June 30,	At December 31,
	2026	2025
	(EUR thousand)
Employee severance indemnity	4,893	4,921
Jubilee benefits	240	240
Other post-employment plans	1,544	1,463
Stock grant plan 2021-2027	160	160
Total employee benefits	6,837	6,784

30.
Share-based compensation

On December 15, 2022, the Company's Board of Directors approved a Long Term Incentive Plan including two sub-plans, the Restricted Shares Plan 2023-2027 and the Performance Shares Plan 2023-2027, with a duration of 5 years, running from January 1, 2023 until December 31, 2027. Both sub-plans are divided into three vesting cycles, from January 2023 to December 2025 (“First Vesting Period”); from January 2024 to December 2026 (“Second Vesting Period”); and from January 2025 to December 2027 (“Third Vesting Period”).

The grant letters, which entitle the beneficiaries to receive, free of charge, a specified number of ordinary shares subject to the satisfaction of the relevant vesting conditions, were issued on January 3, 2023 with respect to the First Vesting Period, on January 3, 2024 with respect to the Second Vesting Period, and on August 11, 2025 with respect to the Third Vesting Period.

The Restricted Shares Plan forms part of Stevanato Group’s long‑term remuneration policy, under which Restricted Shares represent 50% of a beneficiary’s grant target pay opportunity, while Performance Shares represent the remaining 50%.

For each vesting period, the granting of awards under the Restricted Shares Plan 2023-2027 is subject to a presence condition. Shares do not vest unless, at the end of the relevant presence period for each installment (three equal annual installments), the employment relationship between the participant and Stevanato Group is still in existence, unless otherwise determined by the Chief Executive Officer. The presence period varies depending on the participant's vesting schedule and corresponds to the period between the grant of rights date and vesting date for each installment.

For each vesting period, awards under the Performance Shares Plan 2023–2027 vest on a three‑year cliff‑vesting basis and are subject to the achievement of performance conditions assessed by the Company’s Board of Directors. Vesting depends on the achievement of two equally weighted performance criteria:

I. Revenue Growth Performance Criterion, which determines 50% of the target number of shares;

II. ROIC Performance Criterion, which determines the remaining 50% of the target number of shares. ROIC is calculated as Net Operating Profit After Taxes divided by Average Invested Capital, defined as the average of invested capital at the beginning and at the end of each fiscal year.

For each vesting period, the threshold, target, overachievement and maximum levels for each performance criterion were communicated to the beneficiaries through the relevant grant letters. In the event of overperformance, the number of shares vested may increase up to a maximum of 200% of the target award.

The Restricted Shares Plan 2023-2027 and the Performance Shares Plan 2023-2027 remain in force; however, no further grants will be made under these plans, as the third and final vesting cycle has been completed and the Company’s Board of Directors has approved new incentive plans for subsequent vesting cycles.

On December 18, 2025, the Company’s Board of Directors approved the Restricted Shares Plan 2026-2030 and the Performance Shares Plan 2026-2030, each with a five‑year duration running from January 1, 2026 through December 31, 2030. Each plan is structured into three vesting cycles: January 2026-December 2028 (the “2026-2028 Plan Cycle”); January 2027-December 2029 (the “2027-2029 Plan Cycle”); and January 2028-December 2030 (the “2028-2030 Plan Cycle”).

Each Plan is governed by its own set of rules. Based on the proposal of the Compensation Committee, the Company’s Board of Directors determined that, for each plan cycle, Performance Shares and Restricted Shares each represent 50% of the participant’s grant target pay opportunity, unless a different allocation is communicated by the Company to the participants.

Under the Restricted Shares Plan 2026-2030, participants are entitled to receive, free of charge, a specified number of ordinary shares of the Company, subject to the satisfaction of a presence condition, consisting of the existence of an employment relationship between the participant and Stevanato Group throughout each plan cycle. For each year included in a plan cycle, participants may be entitled to vest one‑third of the target number of shares specified in the grant letter, following verification of the presence condition. At the end of each year of the plan cycle, the Compensation Committee reviews and approves the number of shares effectively vested for the eligible participants.

Under the Performance Shares Plan 2026-2030, participants are entitled to receive, free of charge, a specified number of ordinary shares of the Company subject to the satisfaction of both a presence condition and performance conditions. The performance conditions consist of the achievement, at the end of each plan cycle, of specific Revenue Growth and ROIC targets, as verified by the Company’s Board of Directors. The two performance criteria are equally weighted. Achievement of the maximum performance level results in a payout of up to 200% of the target number of shares, while achievement of the minimum performance level results in a payout of 50% of the target number of shares, with vesting percentages interpolated linearly between the thresholds.

With respect to the 2026-2028 Plan Cycle, the grant letters—entitling the beneficiaries to receive, free of charge, a specified number of shares subject to the satisfaction of the relevant vesting conditions—were issued on January 30, 2026.

The fair value of the Restricted Share Unit (RSU) and Performance Share Unit (PSU) awards was measured based on the share price at the grant date, adjusted for expected annual dividend yields of 0.30%, 0.25%, 0.29% and 0.33% for the First Vesting Period, the Second Vesting Period, the Third Vesting Period, and the 2026-2028 Plan Cycle, respectively, as the RSU and PSU awards do not entitle the holders to ordinary dividends prior to vesting.

	Long Term Incentive Plan 2023 -2027	Long Term Incentive Plan 2023 -2027	Long Term Incentive Plan 2023 -2027 - further assignments	Long Term Incentive Plan 2023 -2027	Long Term Incentive Plan 2023 -2027 - further assignments	Long Term Incentive Plan 2026 -2030
	Granted in 2023	Granted in 2024	Granted in 2024	Granted in 2025	Granted in 2025	Granted in 2026
Performance Share Units (PSUs)	EUR 16.44	EUR 23.03	EUR 16.92	EUR 18.64	—	EUR 12.94
Restricted Share Units (RSUs) - I Installment	EUR 16.54	EUR 23.16	EUR 17.03 - 17.43 - 18.67	EUR 18.75	EUR 19.68	EUR 13.03
Restricted Share Units (RSUs) - II Installment	EUR 16.49	EUR 23.11	EUR 16.98 - 17.39 - 18.62	EUR 18.69	EUR 19.62	EUR 12.98
Restricted Share Units (RSUs) - III Installment	EUR 16.44	EUR 23.03	EUR 16.92 - 17.34 - 18.56	EUR 18.64	EUR 19.57	EUR 12.94

(*) Grant date fair value

Changes to the outstanding number of PSU and RSU awards under the equity incentive plans of the Group are as follows:

number of shares	Outstanding PSUs	Outstanding RSUs
At January 1, 2023	—	—
Granted (*)	145,670	145,670
Forfeited	(1,390)	(1,390)
At December 31, 2023	144,280	144,280
Granted (**)	84,321	109,037
Forfeited	(42,471)	(40,794)
Settled (°)	—	(40,484)
At December 31, 2024	186,130	172,039
Granted (***)	205,110	130,344
Forfeited	(132,696)	(73,401)
Settled (°°)	—	(82,253)
At December 31, 2025	258,544	146,729
Granted (****)	296,564	176,246
Forfeited	(46,624)	(6,100)
Settled (°°°)	(15,548)	(67,135)
At June 30, 2026	492,936	249,740

* Granted under the Performance Shares Plan 2023-2027 and the Restricted Shares Plan 2023-2027 for the First Vesting Period.

** Granted under the Performance Shares Plan 2023-2027 and the Restricted Shares Plan 2023-2027 for the Second Vesting Period.

° The vested shares related to the RSUs I Installment for the First Vesting Period were awarded to the beneficiaries on June 10, 2024.

*** Granted under the Performance Shares Plan 2023-2027 and the Restricted Shares Plan 2023-2027 for the Third Vesting Period.

°° The vested shares related to the RSUs II Installment for the First Vesting Period and the RSUs I Installment for the Second Vesting Period were awarded to the beneficiaries on June 10 and 13, 2025 and September 11, 2025.

**** Granted under the Performance Shares Plan 2026-2030 and the Restricted Shares Plan 2026-2030 for the 2026-2028 Plan Cycle.

°°° The vested shares related to the RSUs III Installment for the First Vesting Period, the RSUs II Installment for the Second Vesting Period, the RSUs I installment for the Third Vesting Period and the PSUs for the First Vesting Period were awarded to the beneficiaries on June 9 and 12, 2026.

At the shareholders' meeting held on May 23, 2025, shareholders approved a remuneration package for the Board of Directors that included a component in kind represented by the grant of ordinary shares, subject to the relevant directors remaining in office as of the date of the shareholders' meeting approving the Company's financial statements for the year ended December 31, 2025. The fair value of the award was determined at EUR 19.69 per share, based on the share price at the grant date adjusted for the present value of dividends not expected to be received during the vesting period. On June 12, 2026, the vested awards were settled through the delivery of ordinary shares to the beneficiaries.

As part of the remuneration of the members of the Board of Directors for the period between the shareholders' meeting held on May

26, 2026 and the shareholders' meeting approving the Company's financial statements for the year ended December 31, 2026, the Company's shareholders approved the grant of ordinary shares. The fair value of the award was determined at EUR 15.39 per share, based on the share price at the grant date adjusted for the present value of dividends not expected to be received during the vesting period.

Changes to the outstanding number of shares for the share-based compensation of Board members are as follows:

number of shares	Outstanding RSUs
At January 1, 2025	19,500
Granted (*)	39,800
Settled (**)	(19,500)
At December 31, 2025	39,800
Granted (***)	52,888
Settled (****)	(39,800)
At June 30, 2026	52,888

* Granted on May 23, 2025

** The vested shares that were granted in 2024 were awarded to the Board members on June 10 and 13, 2025.

*** Granted on May 26, 2026

**** The vested shares that were granted in 2025 were awarded to the Board members on June 12, 2026.

On May 23, 2025 and May 26, 2026, the Board of Directors granted to Franco Stevanato, in his capacity as Chief Executive Officer, a certain number of long-term incentive awards in the form of performance share units, covering the three-year performance periods 2025–2027 and 2026–2028, respectively. Each awarded incentive provides for a target opportunity of EUR 1,820 thousand to be settled in Ordinary Shares.

For the six months ended June, 2026 and 2025, the Company recognized EUR 2,211 thousand and EUR 797 thousand, respectively, as share-based compensation expense and an increase to other reserves within equity in connection with the shares awards granted to employees and members of the Board of Directors (including the stock compensation granted to certain employees in addition to the share-based incentive plans described above).

31.
Provisions

The balances at June 30, 2026, are detailed below:

	Provision for Warranty	Decommissioning	Provision for legal and sundry risks	Provision for agents and directors severance indemnity	Total
	(EUR thousand)
At January 1, 2026	2,872	706	3,636	342	7,556
Accrued during the period	1,171	28	642	—	1,841
Utilization	(581)	—	(2,689)	—	(3,270)
Releases	—	—	(553)	—	(553)
Exchange rate differences	—	23	53	—	76
Deconsolidation of subsidiary	—	(757)	(1,036)	—	(1,793)
At June 30, 2026	3,462	—	53	342	3,857

Current	2,797	—	—	—	2,797
Non-current	665	—	53	342	1,060

The utilization of the provision for legal and sundry risks primarily relates to the settlement of two proceedings in the United States,

including one relating to employment and personnel matters and one relating to personnel severance‑related tax matters. The decrease in utilization of the provision for legal and sundry risks was further impacted by the deconsolidation of Balda C. Brewer Inc. following its sale on June 30, 2026.

32.
Other non-current liabilities

Other non-current liabilities at June 30, 2026, and at December 31, 2025, amounted to EUR 54,937 thousand and EUR 52,155 thousand, respectively. Other non-current liabilities at June 30, 2026 primarily related to: (i) an advance payment from BARDA of EUR 38,895 thousand (EUR 36,339 thousand at December 31, 2025), which reflects a partial payment for installing machinery for the production of drug containment products in Fishers, Indiana, to help strengthen domestic capabilities in the U.S. for national defense readiness and preparedness programs for current and future public health emergencies; and (ii) an advance payment from the city of Fishers for certain costs at the site in the amount of EUR 1,957 thousand (EUR 1,929 thousand at December 31, 2025). These advance payments are expected to be recognized over the useful life of the element of property, plant and equipment to which are related. For further details on BARDA contribution refer to Note 19.

In addition to the above, other non-current liabilities primarily included: (i) deferred income for overall EUR 12,008 thousand (EUR 11,842 thousand at December 31, 2025) related to the grant of land by the city of Fishers and to an investment tax credit linked to the Group's new facility in the U.S., which will be recognized in the income statement on a systematic basis over the useful life of the building erected on the site, and (ii) EUR 1,861 thousand related to holiday pay for our Danish company’s employees following the transition to the new Danish Holiday Act that started in 2019.

33.
Trade payables and other current liabilities

Trade payables amounted to EUR 255,926 thousand at June 30, 2026 compared to EUR 263,308 thousand at December 31, 2025 and other current liabilities amounted to EUR 100,531 thousand at June 30, 2026 compared to EUR 78,404 thousand at December 31, 2025, and are due within one year. Other current liabilities primarily include payables to personnel, deferred income and prepayments, payables for payroll taxes and social security contributions, and allowance for future expected customers returns.

At June 30, 2026, other current liabilities included an aggregate amount of EUR 3,310 thousand (EUR 3,210 thousand at December 31, 2025) related to government contributions and grants. This amount comprises (i) the portion of contributions received from BARDA and from the city of Fishers, and (ii) the deferred portion of the government grants associated with the land contribution and the investment tax credit, as further described in Note 32. These deferred amounts represent the portion of such contributions and grants that has not yet been recognized in profit or loss and will be released to the income statement over the next 12 months, in line with the depreciation pattern of the related assets.

In addition, at June 30, 2026, other current liabilities included dividends payable of EUR 14,742 thousand. Such dividends were approved by the shareholders at the Annual General Meeting held on May 26, 2026, as further described in Note 26, and remained unpaid as of the reporting date.

The carrying amount of trade payables is considered to be equivalent to their fair value.

34.
Contract liabilities and advances from customers

Contract liabilities and advances from customers are as follows:

	At June 30,	At December 31,
	2026	2025
	(EUR thousand)
Contract liabilities	12,399	10,414
Advances from customers	126,906	132,273
Total contract liabilities and advances from customers	139,305	142,687

Current	44,470	43,839
Non-current	94,835	98,848

Contract liabilities relate to ongoing customer-specific construction contracts of the Engineering segment as well as to activities from the In-vitro diagnostic and DDS businesses, both of which are included in the Biopharmaceutical and Diagnostic Solutions segment. The Group had contract net liabilities of EUR 12,399 thousand and EUR 10,414 thousand at June 30, 2026, and at December 31, 2025, respectively. On a gross basis, contract assets amounted to EUR 137,143 thousand at June 30, 2026 (EUR 87,285 thousand at December 31, 2025), net of advance invoices issued of EUR 149,542 thousand at June 30, 2026 (EUR 97,699 thousand at December 31, 2025).

Advances from customers relate to sales whose revenue are recognized at a point in time.

35.
Related party disclosures

According to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the Stevanato Group S.p.A., and the controlling shareholder Stevanato Holding S.r.l. In addition, members of Stevanato Group’s Board of Directors and executives with strategic responsibilities and their families are also considered related parties. The Group carries out transactions with related parties on commercial terms that are in line with market practices in the respective markets, considering the characteristics of the goods or services involved.

Note 4 provides information about the Group’s structure, including details of the subsidiaries and the holding company. Transaction with related parties refer to:

•
rentals paid to SFEM Italia S.r.l., controlled by the Stevanato family;

•
the purchase of products from Società Agricola Stella S.r.l., 51% controlled by Stevanato Holding S.r.l. and 49% controlled by SFEM Italia S.r.l.;

•
consulting services provided by Studio Legale Spinazzi Azzarita Troi, whose beneficial owner is a Board member in Stevanato Group S.p.A.;

•
revenue from the sale of drug containment solutions, and pharma visual inspection equipment and packaging and assembly machines to Incog BioPharma Services, Inc, a U.S.-based biopharma services company, in which Stevanato Holding S.r.l. holds a controlling stake;

•
revenue from the sale of tools and costs incurred for the purchase of materials in transactions with SIT S.p.A., a company in which Franco Stevanato serves as a member of the Board of Directors;

•
rentals paid to Stevanato Holding S.r.l.;

•
receivables and payables to Stevanato Holding S.r.l. related to the national tax consolidation regime;

•
revenues from the sale of finished products to Coriolis Pharma Research GmbH, a company in which member of Stevanato

Group's Board of Directors serves on the Board of Directors;

•
donations to the Stevanato Foundation, owned by the Stevanato family. The Foundation's mission centers around pursuing the aims of social solidarity, philanthropy and charity, operating in the fields of social and socio-medical assistance, education and training as well as cultural and educational activities and scientific research. The Foundation supports children and young people facing serious challenges due to their health, the distress of their families or other situations that may affect their health or well-being.

Transactions with related parties also include compensation to directors and managers with strategic responsibilities.

The amounts of transactions with related parties recognized in the unaudited interim condensed consolidated income statement and the related assets and liabilities are as follows:

	For the three months ended June 30,				For the six months ended June 30,
	2026		2025		2026		2025
	Revenues	Costs	Revenues	Costs	Revenues	Costs	Revenues	Costs
	(EUR thousand)
Parent company
Stevanato Holding S.r.l.	—	5	—	—	—	13	—	—
Other related parties	738	1,530	1,046	921	2,207	3,153	1,617	2,289
Total transactions with related parties	738	1,535	1,046	921	2,207	3,166	1,617	2,289

	At June 30,
	2026
	Trade receivables	Trade payables	Other assets	Contract Assets	Other liabilities
	(EUR thousand)
Parent company
Stevanato Holding S.r.l.	—	—	7,367	—	52,428
Other related parties	441	64	48	5,407	4
Total transactions with related parties	441	64	7,415	5,407	52,432

	At December 31,
	2025
	Trade receivables	Trade payables	Other assets	Contract Assets	Other liabilities
	(EUR thousand)
Parent company
Stevanato Holding S.r.l.	—	—	7,076	—	14,710
Other related parties	2,603	178	37	4,944	—
Total transactions with related parties	2,603	178	7,113	4,944	14,710

36.
Events after the reporting period

The Group has evaluated subsequent events through August 4, 2026 which is the date the Unaudited Interim Condensed Consolidated Financial Statements were issued.

On July 14, 2026, the Group utilized EUR 50.0 million under an existing financing facility with Cassa Depositi e Prestiti ("CDP"). The drawdown occurred after June 30, 2026 and therefore, had no impact on the amounts recognized in these interim condensed consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements.

For additional information, refer to the risk factors discussed under “Risk Factors” below and in our other filings with the U.S. Securities and Exchange Commission. You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different and worse from what we expect.

Overview

We are a leading global provider of drug containment, drug delivery and diagnostic solutions as well as engineering solutions to the pharmaceutical, biotechnology and life sciences industries. We deliver an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug product life cycle at each of the development, clinical and commercial stages. Our core capabilities in scientific research and development, our commitment to technical innovation and our engineering excellence are central to our ability to offer value-added solutions to our clients.

We have secured a leadership position within the drug development and delivery value chain through our investment in research and development and the expansion of our global footprint and capabilities. Over our 75-year history, we have earned a leading reputation for high quality and reliability that has enabled us to become a partner of choice for more than 700 companies globally, including 23 of the top 25 pharmaceutical companies, and six of the top ten in-vitro diagnostic companies, as measured by 2024 revenue, according to data collected by Pharmacircle and public companies’ information. We also serve seven of the top ten biotechnology companies (by market capitalization listed in the Nasdaq Biotechnology Index), and over 100 biotechnology customers in total.

Our priority is to provide flexible solutions that preserve the integrity of pharmaceutical products and enable our customers to deliver safe and effective treatments to patients while reducing time to market, total cost of ownership (i.e., logistics, drug product waste, storage and personnel costs) and supply chain risk. We achieve this by developing our products and solutions in close collaboration with our customers, leveraging our scientific research capabilities, technical expertise and engineering and manufacturing excellence to meet their quality and performance requirements.

Our solutions are highly integrated with the development, production and the commercialization processes of our customers. In addition to manufacturing drug containment and delivery solutions, we provide a full set of services across all stages of drug development, from pre-clinical to clinical and commercialization. We also engineer machinery and equipment for the production of drug containment and delivery systems that can be integrated into both our customers’ and our own manufacturing processes. Our involvement at each stage of a drug product life cycle, together with our comprehensive, integrated offering, enables us to serve as a one-stop-shop for our customers, which we believe represents a significant competitive advantage.

We operate across the healthcare industry and serve some of its fastest growing segments, including biologics (including GLP-1s and peptides, monoclonal antibodies and RNA-based applications), biosimilars, vaccines and molecular diagnostics. As a result of how closely integrated we are in the drug product production and delivery supply chain, and we believe we are well-positioned to benefit from multi-year, secular trends within our target industries, such as increases in demand resulting from pharmaceutical innovation, acceleration and expansion of vaccination programs, growth in biologics/ biosimilars, self-administration of medicines, aging demographics, increasing quality standards and regulation and a shift towards outsourcing non-core functions by our customers.

We believe that our total addressable market, based on our current product offering, is estimated to exceed $14 billion in terms of revenue generated by all market participants in 2025, and includes drug containment solutions, drug delivery systems, IVD solutions, and engineering. The addressable market estimation is based on data gathered by IQVIA in 2024. Within each of these markets, we operate in some of the fastest growing segments, including pre-fillable syringes, drug delivery systems, molecular diagnostics and assembly equipment.

We believe there are opportunities to further expand our addressable markets, including by targeting: (i) complementary containment solutions; (ii) additional delivery systems; (iii) complementary engineering solutions; and (iv) after sales support and services.

We operate our business in two segments:

•
Biopharmaceutical and Diagnostic Solutions, which includes all the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables; and
•
Engineering, which includes the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (i.e. machinery for assembly, visual inspection, packaging and serialization and glass converting).

We refer to our premium products in the Biopharmaceutical and Diagnostic Solutions Segment as our "high-value" solutions. High-value solutions are wholly owned, internally developed products, processes and services for which we hold intellectual property rights or have strong proprietary know-how, and that are characterized by particular complexity and high performance. Our high-value solutions deliver significant benefits to customers including higher quality, reduced time-to-market and reduced total cost of ownership. Presently, less than 5% of both the vial and cartridge markets has transitioned to a ready-to-use format, while 95% of the syringe market has transitioned to a ready-to-use pre-fillable syringes. However, we are currently experiencing a desire by customers to transition to ready-to-use formats to benefit from one or more the above mentioned efficiencies to different extents. Among our key high-value solutions is our EZ-fill® line of ready-to-fill injectable products, which can be customized to meet clients’ needs. For additional information on EZ-Fill® see “Business—Business Segments—Biopharmaceutical and Diagnostic Solutions— Drug Containment Solutions (DCS)” of our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission on March 4, 2026. Subsequent to quarter close, a customer of the Group received regulatory approval in several European countries for liraglutide based therapies incorporating the Group's proprietary variable dose, pen injector platform, Alina®.

We have 12 manufacturing plants, including (i) nine production plants for manufacturing and assembly of bio-pharma and healthcare products (in Italy, Germany, Slovakia, Brazil, Mexico, China, and the United States), and (ii) three plants for the production of machinery and equipment (in Italy and Denmark). In addition to the manufacturing plants we have two sites for analytical services (in Italy and the United States) and five commercial sites (in Italy, China, Japan, and India -the latter incorporated on February 23, 2025-). Our manufacturing facilities in Mexico (serving the U.S. market), China, Brazil and the U.S. (Indiana) are greenfield operations established by us. Our manufacturing facilities in Slovakia, Denmark, Germany and the U.S. (California) were acquired in strategic transactions over the past 20 years. Our global footprint, together with our proprietary, highly standardized manufacturing systems and processes, allow us to provide quality consistent products and services to our customers in approximately 65 countries. We are expanding our global industrial footprint with capacity expansions in Fishers, Indiana, U.S., and in Latina, Italy, primarily to add capacity in our premium EZ-fill® products to diversify our product supply and improve proximity to customers. In March 2025, the Group entered into a rent to buy agreement with a lessee for the facility located in Zhangjiagang, China, which the Group had originally acquired in 2021. The decision to dispose of the building reflects the Group's strategic decision to slow down its EZ-fill® capacity expansion in China and to prioritize the ramp-up of its manufacturing facilities in the United States and Italy. In the fourth quarter of 2025, the Group completed the acquisition of a new facility near Bologna, Italy, intended for use by its Engineering segment operations. The site is expected to undergo renovation activities and current expectations are for it to become operational in the coming quarters. In addition, during the first half of 2026, the Group completed the divestiture of Balda C. Brewer Inc., which specializes in contract manufacturing services primarily for consumables and point of care diagnostic applications. This divestiture is part of the Group's strategy to optimize its global industrial footprint, focus manufacturing resources on its core businesses, and provide more value-added services to customers.

Highlights

Interim Consolidated Income Statement Data

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2026	2025	%	2026	2025	%
Revenue	302.0	280.0	7.8%	575.6	536.6	7.3%
Gross Profit	86.8	78.6	10.5%	162.0	148.5	9.1%
Operating Profit	39.1	41.4	(5.6)%	77.8	76.0	2.4%
Profit Before Tax	38.1	39.1	(2.5)%	77.4	74.2	4.2%
Net Profit attributable to:
Equity holders of the parent	23.0	29.7	(22.7)%	51.0	56.2	(9.3)%
Non-controlling interests	(0.0)	—	396.8%	(0.0)	(0.0)	75.6%
Basic earnings per ordinary share (in EUR)	0.08	0.11	(27.3)%	0.19	0.21	(9.5)%
Diluted earnings per ordinary share (in EUR)	0.08	0.11	(27.3)%	0.19	0.21	(9.5)%
Dividend approved per share (in EUR) (1)	0.054	0.054	—	0.054	0.054	—
Dividend approved per share (in USD)	0.063	0.061	3.3%	0.063	0.061	3.3%

(1) At the Annual General Meeting of the Shareholders held on May 26, 2026, the shareholders approved a dividend distribution of EUR 0.054 per outstanding share, corresponding to a total distribution of approximately EUR 14.7 million. This distribution was made from the net profits realized in the previous financial year and from the available reserves. The dividend was paid on July 29, 2026 to shareholders of record as of June 11, 2026.

At the Annual General Meeting of the Shareholders held on May 23, 2025, the shareholders approved a dividend distribution of EUR 0.054 per outstanding share, corresponding to a total distribution of approximately EUR 14.7 million. This distribution was made from the net profits realized in the previous financial year. The dividend was paid on July 17, 2025 to shareholders of record at June 5, 2025.

For further information on Earnings per share calculation, see “17. Earnings per Share” in the Unaudited Interim Condensed Consolidated Financial Statements.

Interim Consolidated Statement of Financial Position Data

	(Amounts in EUR million, except as indicated otherwise)
	At June 30,	At December 31,	Change
	2026	2025	EUR
Assets
Total current assets	932.7	943.4	(10.7)
Total non-current assets	1,686.0	1,600.6	85.4
Total assets	2,618.7	2,544.0	74.7

Liabilities and equity
Total current liabilities	578.3	535.9	42.4
Total non-current liabilities	490.6	521.6	(31.0)
Total liabilities	1,068.9	1,057.5	11.4
Total Equity	1,549.8	1,486.5	63.3
Total liabilities and equity	2,618.7	2,544.0	74.7

Factors Impacting Operating Performance and Margins

During the COVID-19 pandemic, high demand and long lead times for glass vials created an industry-wide temporary imbalance of supply and demand for glass vials, and customers stockpiled glass vials (both standard and ready-to-use) to mitigate risk and secure their supply chains. As a result of increased customer inventories for glass vials, the industry experienced a slowdown in demand for glass vials as market participants worked through their stockpiled inventories. As a consequence of our customers' inventory destocking, we experienced lower volumes and revenue attributable to glass vials throughout 2023 and 2024, which adversely impacted gross profit and operating profit margins. In 2025 and in the first half of 2026, the vial market stabilized in standard bulk vials and the Group's EZ-fill® ready-to-use vials returned to growth.

The Group is also experiencing temporary inefficiencies tied to the ramp-up phase of its capacity expansion projects, both in Italy and in the U.S., tempering gross profit margin, operating profit margin and EBITDA margin. Such inefficiencies reflect higher costs during the initial ramp-up phase and temporary under absorption of costs as volumes and revenue begin to increase during the ramp-up phase. These costs include, without limitation, implementation of industrial processes, hiring and training of new employees, the qualification and validation activities of new production lines, as well as the time ordinarily needed by newly validated lines to progressively increase productivity to reach target level. Moreover, as anticipated, throughout the ramp-up phase depreciation of new assets has further tempered gross profit margin and operating profit margin, as the productivity of the new assets has not yet reached target level. The Group expects that as the ramp-up activities progress, and are completed, those anticipated temporary inefficiencies will gradually abate. In the third quarter of 2024, the Group's new facility in Latina became profitable at the gross profit level and the new facility in Fishers generated its first commercial revenue. The Group remains focused on the installation and ramp up of new lines in both Latina and Fishers and continues to expect that line installations and validations will continue throughout 2026 and beyond. In Latina, the Group is preparing for the next phase of planned expansion for ready-to-use EZ-fill® cartridges, with commercial availability expected in early 2027.

The Engineering segment experienced a period of record orders in the second half of 2022. The operations scaled up to support this large volume of work but long lead times for components created execution challenges for the Group, primarily in its Denmark operations. In 2024, the Group implemented a business optimization plan to address the challenges, improve the overall health of the business, and position the segment to return to profitable growth. The main actions focused on optimizing our Engineering footprint, right sizing the operational cost structure, transitioning certain activities from Denmark to Italy, and harmonizing our industrial processes. These initiatives were taken to help achieve a more optimized operational structure to maximize efficiencies and better position the Engineering segment for long-term success. In 2025, the Engineering segment's operational performance improved but financial performance was below the Group's expectation due to the project mix which included a higher proportion of revenue from the complex legacy projects in Denmark and a lower volume of new work. In the first half of 2026, the Engineering segment's gross profit margin improved 480 basis points to 13.6% compared with the same period last year driven by lower losses in our Danish operations, and by new order intake in the fourth quarter of 2025 and the first half of 2026, as the Group refreshes the project portfolio. In addition, the implementation of cost containment actions under the Group's optimization plan led to an improved cost structure and better operational performance.

In 2025, the U.S. dollar weakened primarily due to a variety of factors such as a shift in monetary policy and the associated expectations of lower U.S. interest rates, increased policy uncertainty, and other considerations. The Group’s 2025 reported financial results were unfavorably impacted by currency translation effects related to the consolidation of foreign subsidiaries. These movements do not reflect changes in the underlying operating performance of the business. In fiscal 2025, the Group’s revenue grew 9.1% on a constant currency basis compared with 7.4% on a reported basis. In the first half of 2026, the effects of foreign currency translation were unfavorable and as a result revenue grew 8.9% on a constant currency basis compared with 7.3% on a reported basis.

During 2025, the Group was also affected by external macroeconomic and regulatory factors that emerged in the United States. In April 2025, the Trump Administration issued an Executive Order titled “Regulating Imports With a Reciprocal Tariff to Rectify Trade Practices That Contribute to Large and Persistent Annual United States Goods Trade Deficits”. The new import tariffs increased the cost of certain materials sourced from outside the United States and also apply to a portion of the products the Group ships to U.S. customers. While the Group implemented targeted pricing actions and worked closely with customers to address tariff‑driven cost increases and engaged in other activities intended to mitigate the effects of tariffs, these measures only partially offset the impact of tariffs on the Group, and the tariffs nevertheless tempered gross profit margin and operating profit margin. On February 20, 2026, the U.S. Supreme Court issued its decision holding that the U.S. import tariffs imposed in 2025 by executive orders pursuant to the International Emergency Economic Powers Act (IEEPA) were imposed without statutory authority. This decision invalidates only tariffs imposed under IEEPA. During the period, the Group recognized refunds of certain U.S. import duties previously paid under measures imposed pursuant to the IEEPA, recognizing only amounts effectively received as of the reporting date. Refunds relating to duties previously recognized in profit or loss were recorded as a reduction of cost of sales, while refunds relating to duties capitalized as part of property, plant and equipment were recognized as a reduction of the carrying amount of the related assets. In addition, in the second half of 2026, duties or tariffs that the Group has already paid may not ultimately be recovered notwithstanding actions taken to pursue recovery and notwithstanding our recovery experience to date, including the recovery activity the Group recorded in the first half of 2026. There can be no assurance that our efforts to recover previously paid duties will be successful in the future. As a result, we cannot predict the period in which any such amounts may be recovered. In addition, any anticipated refunds may be delayed, reduced, or denied. To the extent we are unable to recover tariffs previously paid, our results of operations, cash flows and financial condition could be adversely affected.

Components of Our Results of Operations

The following discussion sets forth certain components of our statements of operations as well as factors that impact those items. Results discussed in this section do not include the Company’s inter-segment items other than where we specifically note otherwise.

Revenue and Segment Reporting

Our business operations are divided into two segments:

(i)
Biopharmaceutical and Diagnostic Solutions: which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables. This segment is split into two sub-categories:
•
"high-value" solutions; and
•
other containment and delivery solutions.
(ii)
Engineering: which includes the equipment and technologies developed and provided to support the end-to-end biopharmaceutical and diagnostic manufacturing processes (machinery for assembly, visual inspection, packaging and serialization, glass converting, and after-sales support). We believe operating in this segment differentiates us from our competitors, and enables us to provide integrated end-to-end solutions, reduce time to market and improve the quality of our products.

Revenue for the three months ended June 30, 2026, and 2025, amounted to EUR 302.0 million and EUR 280.0 million, respectively. Revenue for the six months ended June 30, 2026, and 2025, amounted to EUR 575.6 million and EUR 536.6 million, respectively.

For the three months ended June 30, 2026 and 2025, we generated 88% and 87% of total revenue from our Biopharmaceutical and Diagnostic Solutions segment, respectively, and 12% and 13% from our Engineering segment, respectively.

For the six months ended June 30, 2026 and 2025, we generated 90% and 87% of total revenue from our Biopharmaceutical and Diagnostic Solutions segment, respectively, and 10% and 13% from our Engineering segment, respectively.

The following tables set forth the results of our business operations for the aforementioned segments, which include inter-segment items, and the reconciliation with the consolidated figures, for the three and the six months ended June 30, 2026, and 2025.

Revenue for each segment is divided into “External Customers”, representing revenue from third parties' sales, and “Inter-Segment”, representing the revenue from the sales generated from the transactions with other segments, and is then reconciled with the Consolidated Revenue which does not include inter-segment items.

Gross Profit margin is calculated by dividing Gross Profit for a period by total revenue for the same period. Operating Profit margin is calculated by dividing Operating Profit for a period by total revenue for the same period. Gross Profit margin and Operating profit margin for both Biopharmaceutical and Diagnostic Solutions segment and Engineering segment include the effect of inter-segment transactions.

	For the three months ended June 30, 2026
	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	266.2	35.8	—	302.0
Inter-Segment	0.3	23.2	(23.5)	—
Revenue	266.5	59.0	(23.5)	302.0

Gross Profit	82.8	7.1	(3.1)	86.8
Gross Profit Margin	31.1%	12.0%		28.7%

Operating Profit	42.2	1.7	(4.9)	39.1
Operating Profit Margin	15.8%	2.9%		12.9%

	For the three months ended June 30, 2025
	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	243.5	36.5	—	280.0
Inter-Segment	0.9	27.7	(28.6)	—
Revenue	244.4	64.2	(28.6)	280.0

Gross Profit	76.2	4.2	(1.8)	78.6
Gross Profit Margin	31.2%	6.6%		28.1%

Operating Profit	46.8	(0.5)	(4.9)	41.4
Operating Profit Margin	19.1%	(0.8)%		14.8%

	For the six months ended June 30, 2026
	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	515.2	60.4	—	575.6
Inter-Segment	0.5	54.2	(54.7)	—
Revenue	515.7	114.6	(54.7)	575.6

Gross Profit	153.4	15.6	(7.0)	162.0
Gross Profit Margin	29.7%	13.6%		28.1%

Operating Profit	86.3	5.4	(13.9)	77.8
Operating Profit Margin	16.7%	4.7%		13.5%

	For the six months ended June 30, 2025
	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	464.4	72.3	—	536.6
Inter-Segment	1.3	70.1	(71.4)	—
Revenue	465.6	142.4	(71.4)	536.6

Gross Profit	145.5	12.6	(9.5)	148.5
Gross Profit Margin	31.2%	8.8%		27.7%

Operating Profit	88.3	3.1	(15.4)	76.0
Operating Profit Margin	19.0%	2.2%		14.2%

For further information on Revenue, Gross Profit and Operating Profit, see “Results of Operations”, below.

Results of Operations

Three months ended June 30, 2026 versus three months ended June 30, 2025

The following tables set forth our results of operations for the three months ended June 30, 2026 and 2025.

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended June 30,				Change	Change
	2026	% of revenue	2025	% of revenue	EUR	%
Revenue	302.0	100.0%	280.0	100.0%	22.0	7.8%
Cost of sales	215.2	71.3%	201.4	71.9%	13.8	6.8%
Gross Profit	86.8	28.7%	78.6	28.1%	8.2	10.5%
Other operating income	2.4	0.8%	0.9	0.3%	1.5	166.4%
Selling and Marketing expenses	8.1	2.7%	7.3	2.6%	0.8	11.2%
Research and Development expenses	6.2	2.1%	6.0	2.2%	0.2	2.8%
General and Administrative expenses	23.6	7.8%	24.8	8.8%	(1.2)	(4.6)%
Loss on sale of subsidiary and related transaction costs	12.2	4.0%	—	—	12.2	100.0%
Operating Profit	39.1	12.9%	41.4	14.8%	(2.3)	(5.6)%
Finance income	1.1	0.3%	9.2	3.3%	(8.1)	(88.6)%
Finance expense	2.0	0.7%	11.5	4.1%	(9.5)	(82.7)%
Profit Before Tax	38.1	12.6%	39.1	14.0%	(1.0)	(2.5)%
Income taxes	15.2	5.0%	9.4	3.4%	5.8	61.2%
Net Profit	23.0	7.6%	29.7	10.6%	(6.7)	(22.7)%

Revenue

Revenue increased by EUR 22.0 million, or 7.8%, to EUR 302.0 million for the three months ended June 30, 2026, compared to EUR 280.0 million for the three months ended June 30, 2025. This was driven by a revenue increase of EUR 22.7 million from the Biopharmaceutical and Diagnostic Solutions segment, which offset a revenue decline of EUR 0.7 million in the Engineering segment.

For the three months ended June 30, 2026, revenue from high-value solutions increased to 45.0% of our total revenue, compared to 41.7% for the three months ended June 30, 2025, resulting primarily from growth in high-value syringes and, to a lesser extent, EZ-Fill® vials. On a constant currency basis revenue increased 8.2% for the three months ended June 30, 2026.

Biopharmaceutical and Diagnostic Solutions

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended June 30,		Change	Change
	2026	2025	EUR	%

Type of goods or service
Revenue from high-value solutions	135.9	116.8	19.1	16.4%
Revenue from other containment and delivery solutions	130.3	126.7	3.6	2.8%
Total Revenue from Biopharmaceutical and Diagnostic Solutions	266.2	243.5	22.7	9.3%

Revenue generated by the Biopharmaceutical and Diagnostic Solutions segment increased by EUR 22.7 million, or 9.3%, to EUR 266.2 million for the three months ended June 30, 2026, compared to EUR 243.5 million for the three months ended June 30, 2025. Revenue growth on a constant currency basis was 9.7% for the three months ended June 30, 2026.

For the three months ended June 30, 2026, revenue generated from our high-value solutions increased by EUR 19.1 million, or 16.4%, to EUR 135.9 million for the three months ended June 30, 2026, compared to EUR 116.8 million for the three months ended June 30, 2025, primarily driven by high performance syringes and, to a lesser extent, EZ-fill® vials. Revenue generated by other containment and delivery solutions for the three months ended June 30, 2026 increased by EUR 3.6 million, or 2.8%, to EUR 130.3 million for the three months ended June 30, 2026, compared to EUR 126.7 million for the three months ended June 30, 2025. The increase was mainly attributable to higher revenue from standard bulk syringes and cartridges, as well as certain variable compensation tied to a customer contract.

On a constant currency basis, revenue generated from high-value solutions increased by EUR 20.9 million, or 17.9%, to EUR 137.7 million for the three months ended June 30, 2026, compared to EUR 116.8 million for the three months ended June 30, 2025, and revenue generated by other containment and delivery solutions increased by EUR 2.6 million, or 2.1%, to EUR 129.4 million for the three months ended June 30, 2026, compared to EUR 126.7 million for the three months ended June 30, 2025.

Engineering

Revenue generated by the Engineering segment, decreased by EUR 0.7 million, or 2.0%, to EUR 35.8 million for the three months ended June 30, 2026, compared to EUR 36.5 million for the three months ended June 30, 2025. The decrease was mainly driven by lower revenue from pharma visual inspection manufacturing lines and glass converting machines, partially offset by higher revenue from assembly manufacturing lines and after-sales activities.

Revenue Breakdown by Geographical Markets

The following table presents revenue by geographical markets for the three months ended June 30, 2026, and 2025. Revenue by geographical markets is based on the end customer location. The reported geographical markets are EMEA (Europe, Middle East, Africa), North America (United States, Canada, Mexico), South America and APAC (Asia Pacific).

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended June 30,				Change	Change
	2026	% on revenue	2025	% on revenue	EUR	%

Geographical markets
EMEA	180.0	59.6%	169.0	60.4%	11.0	6.5%
APAC	22.5	7.5%	23.9	8.5%	(1.4)	(5.7)%
North America	92.1	30.5%	78.3	28.0%	13.8	17.6%
South America	7.4	2.5%	8.8	3.1%	(1.4)	(15.6)%
Total Revenue	302.0	100.0%	280.0	100.0%	22.0	7.8%

Cost of Sales

Cost of sales increased by EUR 13.8 million, or 6.8%, to EUR 215.2 million for the three months ended June 30, 2026, compared to EUR 201.4 million for the three months ended June 30, 2025. The increase in cost of sales was mainly driven by (i) higher labor cost, primarily related to the ongoing ramp-up of our new manufacturing plants in the U.S. and Italy, in connection with new sales volumes, (ii) an increase in industrial depreciation due to the availability for use of the machinery installed in the previous months to expand production capacity and (iii) increased utilities cost.

As a percentage of revenue, cost of sales was 71.3% for the three months ended June 30, 2026 compared to 71.9% for the three months ended June 30, 2025.

For the three months ended June 30, 2026, cost of sales included EUR 1.8 million of start-up costs related to the new facilities compared to EUR 1.5 million of start-up costs for the three months ended June 30, 2025. These costs are primarily related to labor costs for the training and travel of personnel in the learning and development phase who were not yet engaged in manufacturing activities. In addition, for the three months ended June 30, 2026 cost of sales included EUR 0.5 million of restructuring and related charges, mainly attributable to other employee termination‑related costs, including costs incurred during notice periods, primarily associated with the business optimization plan for our Denmark operations and other organizational restructuring initiatives.

Gross Profit

For the three months ended June 30, 2026, gross profit increased by EUR 8.2 million, or 10.5%, to EUR 86.8 million, compared to EUR 78.6 million for the three months ended June 30, 2025. Gross profit margin increased to 28.7% for the three months ended June 30, 2026, compared to 28.1% for the same period in the previous year.

For the three months ended June 30, 2026, gross profit for the Biopharmaceutical and Diagnostics Solutions Segment increased by EUR 6.6 million to EUR 82.8 million compared with EUR 76.2 million for the three months ended June 30, 2025. The increase was driven by the ramp up in Fishers and Latina which led to an increase in high-value solutions. This was partially offset by (i) the higher depreciation, as more manufacturing lines were put into commercial service, (ii) increased utilities costs and, to a lesser extent (iii) currency headwinds. As a result, gross profit margin was 31.1% for the three months ended June 30, 2026, compared to 31.2% for the three months ended June 30, 2025.

For the three months ended June 30, 2026, gross profit margin for the Engineering segment increased to 12.0% compared to 6.6% for the three months ended June 30, 2025. The improvement was primarily driven by the positive effects of the Group's optimization plan, including the right-sizing of operations and other cost-containment measures. Margin performance also benefited from improved operating results in our Danish operations and from a more favorable project mix, as lower-margin legacy projects that impacted the prior-year period were progressively replaced by projects associated with orders secured in recent quarters. While these initiatives are beginning to yield results, the Group continues to closely monitor market conditions and the pace of future order intake.

Other operating income

Other operating income is a component of income which varies yearly depending on the specific contracts in place at the time and mainly includes (i) contributions received from customers and other business partners, in the context of collaboration agreements related to development projects, where both parties share in the risks and benefits, (ii) government grants, (iii) lease income, and (iv) certain insurance refunds. Based on the assessment performed, the Group does not consider these transactions to be part of the ordinary revenue generating activities.

Other operating income increased by EUR 1.5 million, or 166.4%, to EUR 2.4 million for the three months ended June 30, 2026, compared to EUR 0.9 million for the three months ended June 30, 2025.

Selling and Marketing expenses

Selling and marketing expenses increased by EUR 0.8 million, or 11.2%, to EUR 8.1 million for the three months ended June 30, 2026 compared to EUR 7.3 million for the three months ended June 30, 2025. The increase in selling and marketing expenses was mainly driven by higher personnel-related costs resulting from workforce growth compared to the prior-year period, compensation increases, and severance-related costs recognized during the period.

As a percentage of revenue, selling and marketing expenses was 2.7% for the three months ended June 30, 2026 compared to 2.6% for the three months ended June 30, 2025.

For the three months ended June 30, 2026, selling and marketing expenses included EUR 0.2 million for restructuring and related charges, including employee termination-related costs.

Research and Development expenses

Research and development expenses slightly increased by EUR 0.2 million, or 2.8%, to EUR 6.2 million for the three months ended June 30, 2026, compared to EUR 6.0 million for the three months ended June 30, 2025. Research and development expenses include costs for research and development activities to support the innovation of our product range and components as well as amortization and depreciation for EUR 0.9 million for the three months ended June 30, 2026 (EUR 0.9 million for the three months ended June 30, 2025).

As a percentage of revenue, research and development expenses was 2.1% for the three months ended June 30, 2026 compared to 2.2% for the three months ended June 30, 2025.

General and Administrative expenses

General and administrative expenses decreased by EUR 1.2 million, or 4.6%, to EUR 23.6 million for the three months ended June 30, 2026, compared to EUR 24.8 million in the three months ended June 30, 2025. These expenses mainly comprise corporate personnel costs, directors compensation, consultancy costs, rentals, as well as depreciation and amortization of EUR 1.7 million (compared to EUR 2.0 million for the three months ended June 30, 2025). General and administrative expenses decreased compared to the prior-year period, mainly due to lower insurance-related costs, reduced operating taxes, lower external professional service expenses. These favorable impacts were partially offset by higher personnel-related costs, reflecting workforce growth, compensation increases and share-based compensation accruals, as well as by higher information technology expenses, mainly related to software licenses, and increased Board compensation expenses.

For the three months ended June 30, 2026, general and administrative expenses included EUR 0.6 million of start-up costs, primarily related to recruitment activities supporting the new facility in the U.S., and EUR 0.1 million of restructuring charges, mainly consisting of personnel-related costs associated with the reorganization of certain functions. For the three months ended June 30, 2025, general and administrative expenses included EUR 0.8 million for restructuring and related charges, including severance costs.

As a percentage of revenue, general and administrative expenses were 7.8% for the three months ended June 30, 2026, compared to 8.8% for the three months ended June 30, 2025.

Loss on sale of subsidiary and related transaction costs

The loss on sale of subsidiary and related transaction costs for the three months ended June 30, 2026 amounted to EUR 12.2 million was primarily attributable to the divestiture of Balda C. Brewer Inc., which specializes in contract manufacturing services primarily for consumables and point of care diagnostic applications. This divestiture was part of the Group's strategy to optimize its global industrial footprint, focus manufacturing resources on its core businesses, and provide more value-added services to customers. The amount primarily reflects the accounting impact of the disposal, including the difference between the carrying value of the net assets sold and the sale consideration, together with transaction costs directly related to the sale.

Operating Profit

Operating profit decreased by EUR 2.3 million, or 5.6%, to EUR 39.1 million for the three months ended June 30, 2026, compared to EUR 41.4 million for the three months ended June 30, 2025. Operating profit margin for the three months ended June 30, 2026, decreased to 12.9% compared to 14.8% for the three months ended June 30, 2025, primarily reflecting the loss recognized in connection with the divestiture of Balda C. Brewer Inc., including related transaction costs.

For the three months ended June 30, 2026, the operating profit margin for the Biopharmaceutical and Diagnostic Solution segment was 15.8%, compared to 19.1% for the three months ended June 30, 2025. The decrease in operating profit margin was primarily due to the loss recognized in connection with the divestiture of Balda C. Brewer Inc., which was part of the Biopharmaceutical and Diagnostic Solutions segment.

For the three months ended June 30, 2026, the Engineering segment's operating profit margin was 2.9%, compared to 0.8% negative for the three months ended June 30, 2025. The increase in the Engineering segment's operating profit margin was mainly driven by the increase in gross profit margin.

Net Finance expenses

Finance expenses, net of finance income, amounted to EUR 0.9 million for the three months ended June 30, 2026 compared to EUR 2.3 million for the three months ended June 30, 2025. The decrease was primarily driven by (i) favorable foreign exchange movements resulting from the appreciation of the U.S. Dollar against the Euro during the period, (ii) lower interest expense on loans and borrowings, and (iii) higher interest income earned on bank deposits. These positive effects were partially offset by fair value losses recognized on the secured convertible promissory note and an equity investment measured at fair value through profit or loss.

Profit Before Tax

Profit before tax decreased by EUR 1.0 million, or 2.5%, to EUR 38.1 million for the three months ended June 30, 2026, compared to EUR 39.1 million for the three months ended June 30, 2025.

Income taxes

Income taxes increased by EUR 5.8 million, or 61.2%, to EUR 15.2 million for the three months ended June 30, 2026, compared to EUR 9.4 million for the three months ended June 30, 2025. The effective tax rate for the three months ended June 30, 2026, was 39.8% compared to 24.1% for the three months ended June 30, 2025. The increase was primarily attributable to two factors. First, the increase reflects the higher tax burden of the Group's Italian subsidiaries, particularly Nuova Ompi S.r.l. During the three months ended June 30, 2025, Nuova Ompi S.r.l. benefited from a 4% reduction in the Italian corporate income tax rate under the “IRES premiale” regime. As this regime was no longer applicable in 2026, Nuova Ompi S.r.l. reverted to the ordinary Italian corporate income tax (IRES) rate of 24%, in addition to regional income tax (IRAP) at 3.9%. Second, the increase reflects the sale of Balda C. Brewer Inc., the U.S. subsidiary previously held through Balda Medical GmbH. The loss recognized on the sale of Balda C. Brewer Inc. is not deductible for tax purposes, either at the consolidated level or within any of the legal entities involved in the transaction. Consequently, no corresponding tax benefit was recognized in relation to this loss, resulting in an increase in the Group's effective tax rate for the three months ended June 30, 2026.

Net Profit

Net profit decreased by EUR 6.7 million, or 22.7%, to EUR 23.0 million (or EUR 0.08 of Diluted EPS or EUR 0.14 of Adjusted Diluted EPS) for the three months ended June 30, 2026, compared to EUR 29.7 million (or EUR 0.11 of Diluted EPS or EUR 0.11 of Adjusted Diluted EPS) for the three months ended June 30, 2025.

Six months ended June 30, 2026 versus six months ended June 30, 2025

The following tables set forth our results of operations for the six months ended June 30, 2026 and 2025.

	(Amounts in EUR million, except as indicated otherwise)
	For the six months ended June 30,				Change	Change
	2026	% of revenue	2025	% of revenue	EUR	%
Revenue	575.6	100.0%	536.6	100.0%	39.0	7.3%
Cost of sales	413.6	71.9%	388.2	72.3%	25.4	6.6%
Gross Profit	162.0	28.1%	148.5	27.7%	13.5	9.1%
Other operating income	3.9	0.7%	2.1	0.4%	1.8	87.5%
Selling and Marketing expenses	14.9	2.6%	13.3	2.5%	1.6	11.9%
Research and Development expenses	12.1	2.1%	12.0	2.2%	0.1	0.7%
General and Administrative expenses	48.9	8.5%	49.3	9.2%	(0.4)	(0.8)%
Loss on sale of subsidiary and related transaction costs	12.2	2.1%	—	—	12.2	100.0%
Operating Profit	77.8	13.5%	76.0	14.2%	1.8	2.4%
Finance income	4.4	0.8%	15.2	2.8%	(10.8)	(70.9)%
Finance expense	4.8	0.8%	17.0	3.2%	(12.2)	(71.4)%
Profit Before Tax	77.4	13.4%	74.2	13.8%	3.2	4.2%
Income taxes	26.4	4.6%	18.0	3.4%	8.4	46.5%
Net Profit	51.0	8.9%	56.2	10.5%	(5.2)	(9.3)%

Revenue

Revenue increased by EUR 39.0 million, or 7.3%, to EUR 575.6 million for the six months ended June 30, 2026, compared to EUR 536.6 million for the six months ended June 30, 2025. This was driven by a revenue increase of EUR 50.8 million from the Biopharmaceutical and Diagnostic Solutions segment, which offset a revenue decline of EUR 11.9 million in the Engineering segment.

For the six months ended June 30, 2026, revenue from high-value solutions increased to 46.0% of our total revenue, compared to 42.3% for the six months ended June 30, 2025, resulting primarily from growth in high performance syringes and, to a lesser extent, EZ-Fill® vials. On a constant currency basis revenue increased 8.9% for the six months ended June 30, 2026.

Biopharmaceutical and Diagnostic Solutions

	(Amounts in EUR million, except as indicated otherwise)
	For the six months ended June 30,		Change	Change
	2026	2025	EUR	%

Type of goods or service
Revenue from high-value solutions	264.5	227.1	37.4	16.5%
Revenue from other containment and delivery solutions	250.6	237.3	13.3	5.6%
Total Revenue from Biopharmaceutical and Diagnostic Solutions	515.2	464.4	50.8	10.9%

Revenue generated by the Biopharmaceutical and Diagnostic Solutions segment increased by EUR 50.8 million, or 10.9%, to EUR 515.2 million for the six months ended June 30, 2026, compared to EUR 464.4 million for the six months ended June 30, 2025. Revenue growth on a constant currency basis was 12.9% for the six months ended June 30, 2026.

For the six months ended June 30, 2026, revenue generated from our high-value solutions increased by EUR 37.4 million, or 16.5%, to EUR 264.5 million for the six months ended June 30, 2025, compared to EUR 227.1 million for the six months ended June 30, 2025, driven primarily by high performance syringes and, to a lesser extent, EZ-fill® vials. Revenue generated by other containment and delivery solutions for the six months ended June 30, 2026 increased by EUR 13.3 million, or 5.6%, to EUR 250.6 million for the six months ended June 30, 2026, compared to EUR 237.3 million for the six months ended June 30, 2025 and primarily reflects higher revenue from standard bulk syringes and cartridges.

On a constant currency basis, revenue generated from high-value solutions increased by EUR 44.9 million, or 19.8%, to EUR 272.0 million for the six months ended June 30, 2026, compared to EUR 227.1 million for the six months ended June 30, 2025, and revenue generated by other containment and delivery solutions increased by EUR 14.8 million, or 6.2%, to EUR 252.1 million for the six months ended June 30, 2026, compared to EUR 237.3 million for the six months ended June 30, 2025.

Engineering

Revenue generated by the Engineering segment, decreased by EUR 11.9 million, or 16.4%, to EUR 60.4 million for the six months ended June 30, 2026, compared to EUR 72.3 million for the six months ended June 30, 2025. The decrease reflected lower revenue primarily from assembly and glass converting equipment.

Revenue Breakdown by Geographical Markets

The following table presents revenue by geographical markets for the six months ended June 30, 2026, and 2025. Revenue by geographical markets is based on the end customer location. The reported geographical markets are EMEA (Europe, Middle East, Africa), North America (United States, Canada, Mexico), South America and APAC (Asia Pacific).

	(Amounts in EUR million, except as indicated otherwise)
	For the six months ended June 30,				Change	Change
	2026	% on revenue	2025	% on revenue	EUR	%

Geographical markets
EMEA	337.2	58.6%	324.6	60.5%	12.6	3.9%
APAC	49.0	8.5%	44.6	8.3%	4.4	9.8%
North America	174.8	30.4%	153.3	28.6%	21.5	14.0%
South America	14.6	2.5%	14.2	2.6%	0.4	3.2%
Total Revenue	575.6	100.0%	536.6	100.0%	38.9	7.3%

Cost of Sales

Cost of sales increased by EUR 25.4 million, or 6.6%, to EUR 413.6 million for the six months ended June 30, 2026, compared to EUR 388.2 million for the six months ended June 30, 2025. The increase in cost of sales was mainly driven by (i) higher labor cost, primarily related to the ongoing ramp-up of our new manufacturing plants in the U.S. and Italy, in connection with new sales volumes, (ii) an increase in industrial depreciation due to the availability for use of the machinery installed in the previous months to expand production capacity and (iii) increased utilities cost.

As a percentage of revenue, cost of sales was 71.9% for the six months ended June 30, 2026 compared to 72.3% for the six months ended June 30, 2025.

For the six months ended June 30, 2026, cost of sales included EUR 3.4 million of start-up costs related to the new facilities compared to EUR 1.8 million of start-up costs for the six months ended June 30, 2025. These costs are primarily related to labor costs for the training and travel of personnel in the learning and development phase who were not yet engaged in manufacturing activities. In addition, for the six months ended June 30, 2026 cost of sales also included EUR 0.7 million of restructuring and related charges, mainly related to other employee termination‑related costs, including costs incurred during notice periods, primarily associated with the business optimization plan for our Denmark operations and other organizational restructuring initiatives. For the six months ended June 30, 2025 cost of sales also included EUR 0.2 million of restructuring and related charges, mainly related to employee severance payments.

Gross Profit

For the six months ended June 30, 2026, gross profit increased by EUR 13.5 million, or 9.1%, to EUR 162.0 million, compared to EUR 148.5 million for the six months ended June 30, 2025. Gross profit margin increased to 28.1% for the six months ended June 30, 2026, compared to 27.7% for the same period in the previous year.

For the six months ended June 30, 2026, gross profit for the Biopharmaceutical and Diagnostics Solutions Segment increased by EUR 7.9 million to EUR 153.4 million compared with EUR 145.5 million for the six months ended June 30, 2025. The increase was driven by the ramp up in Fishers and Latina which led to an increase in high-value solutions and a more favorable mix. This was partially offset by the higher depreciation, as more manufacturing lines were put into commercial service, and currency headwinds. As a result, gross profit margin decreased to 29.7% for the six months ended June 30, 2026, compared to 31.2% for the six months ended June 30, 2025.

For the six months ended June 30, 2026, gross profit margin for the Engineering segment increased to 13.6% compared to 8.8% for the six months ended June 30, 2025. The improvement was primarily driven by the positive effects of the Group's optimization plan, including the right-sizing of operations and other cost-containment measures. Margin performance also benefited from improved operating results in our Danish operations and from a more favorable project mix, as lower-margin legacy projects that impacted the prior-year period were progressively replaced by projects associated with orders secured in recent quarters. While these initiatives are beginning to yield results, the Group continues to closely monitor market conditions and the pace of future order intake.

Other operating income

Other operating income is a component of income which varies yearly depending on the specific contracts in place at the time and mainly includes (i) contributions received from customers and other business partners, in the context of collaboration agreements related to development projects, where both parties share in the risks and benefits, (ii) government grants, (iii) lease income, and (iv) certain insurance refunds. Based on the assessment performed, the Group does not consider these transactions to be part of the ordinary revenue generating activities.

Other operating income increased by EUR 1.8 million, or 87.5%, to EUR 3.9 million for the six months ended June 30, 2026, compared to EUR 2.1 million for the six months ended June 30, 2025.

Selling and Marketing expenses

Selling and marketing expenses increased by EUR 1.6 million, or 11.9%, to EUR 14.9 million for the six months ended June 30, 2026 compared to EUR 13.3 million for the six months ended June 30, 2025. Selling and marketing expenses increased compared to the prior-year period, primarily due to higher personnel-related costs, reflecting workforce growth, compensation increases and severance-related costs recognized during the period. The increase also reflected higher provisions for doubtful debts and higher travel and living expenses. These increases were partially offset by lower consultancy and other external service expenses compared to the prior-year period.

As a percentage of revenue, selling and marketing expenses was 2.6% for the six months ended June 30, 2026 compared to 2.5% for the six months ended June 30, 2025.

For the six months ended June 30, 2026, selling and marketing expenses included EUR 0.2 million for restructuring and related charges, including employee termination-related costs.

Research and Development expenses

Research and development expenses amounted to EUR 12.1 million for the six months ended June 30, 2026, compared to EUR 12.0 million for the six months ended June 30, 2025. Research and development expenses include costs for research and development activities to support the innovation of our product range and components as well as amortization and depreciation for EUR 1.8 million for the six months ended June 30, 2026 (EUR 1.6 million for the six months ended June 30, 2025).

As a percentage of revenue, research and development expenses was 2.1% for the six months ended June 30, 2026 compared to 2.2% for the six months ended June 30, 2025.

General and Administrative expenses

General and administrative expenses decreased by EUR 0.4 million, or 0.8%, to EUR 48.9 million for the six months ended June 30, 2026, compared to EUR 49.3 million in the six months ended June 30, 2025. These expenses mainly comprise corporate personnel costs, directors compensation, consultancy costs, rentals, as well as depreciation and amortization of EUR 3.5 million (compared to EUR 4.2 million for the six months ended June 30, 2025). General and administrative expenses decreased compared to the prior-year period, mainly due to lower severance-related costs, lower depreciation and amortization expenses, reduced recruitment spending, lower directors’ and officers’ insurance expenses and lower operating taxes. These favorable impacts were partially offset by higher personnel-related costs associated with workforce growth, compensation increases and share-based compensation accruals, as well as higher information technology expenses, mainly related to software licenses, and increased Board compensation expenses.

For the six months ended June 30, 2026, general and administrative expenses included EUR 0.8 million of start-up costs, primarily related to recruitment activities supporting the new facility in the U.S., and EUR 0.1 million of restructuring charges, mainly consisting of personnel-related costs associated with the reorganization of certain functions. For the six months ended June 30, 2025, general and administrative expenses included EUR 0.2 million of start-up costs, mainly related to the new facility in the U.S., and EUR 1.9 million for restructuring and related charges, including severance costs.

As a percentage of revenue, general and administrative expenses were 8.5% for the six months ended June 30, 2026, compared to 9.2% for the six months ended June 30, 2025.

Loss on sale of subsidiary and related transaction costs

The loss on sale of subsidiary and related transaction costs for the six months ended June 30, 2026 amounted to EUR 12.2 million was primarily attributable to the divestiture of Balda C. Brewer Inc., which specializes in contract manufacturing services primarily for consumables and point of care diagnostic applications. This divestiture was part of the Group's strategy to optimize its global industrial footprint, focus manufacturing resources on its core businesses, and provide more value-added services to customers. The amount primarily reflects the accounting impact of the disposal, including the difference between the carrying value of the net assets sold and the sale consideration, together with transaction costs directly related to the sale.

Operating Profit

Operating profit increased by EUR 1.8 million, or 2.4%, to EUR 77.8 million for the six months ended June 30, 2026, compared to EUR 76.0 million for the six months ended June 30, 2025. Operating profit margin for the six months ended June 30, 2026, decreased to 13.5% compared to 14.2% for the six months ended June 30, 2025, mostly due to the loss recognized in connection with the divestiture of Balda C. Brewer Inc., including related transaction costs.

For the six months ended June 30, 2026, the operating profit margin for the Biopharmaceutical and Diagnostic Solution segment was 16.7%, compared to 19.0% for the six months ended June 30, 2025. The lower operating profit margin was primarily attributable to the loss recognized in connection with the divestiture of Balda C. Brewer Inc., which was part of the Biopharmaceutical and Diagnostic Solutions segment, as well as the reduction in gross profit margin compared to the prior-year period.

For the six months ended June 30, 2026, the Engineering segment's operating profit margin was 4.7%, compared to 2.2% for the six months ended June 30, 2025. The increase in the Engineering segment's operating profit margin was mainly driven by the increase in gross profit margin.

Net Finance expenses

Finance expenses, net of finance income, amounted to EUR 0.4 million for the six months ended June 30, 2026 compared to EUR 1.8 million for the six months ended June 30, 2025. The decrease was primarily driven by favorable foreign exchange movements resulting from the appreciation of the U.S. Dollar against the Euro during the period, as well as lower interest expense on loans and borrowings. These positive effects were partially offset by fair value losses recognized on the secured convertible promissory note and on an equity investment measured at fair value through profit or loss.

Profit Before Tax

Profit before tax increased by EUR 3.2 million, or 4.2%, to EUR 77.4 million for the six months ended June 30, 2026, compared to EUR 74.2 million for the six months ended June 30, 2025.

Income taxes

Income taxes increased by EUR 8.4 million, or 46.5%, to EUR 26.4 million for the six months ended June 30, 2026, compared to EUR 18.0 million for the six months ended June 30, 2025. The effective tax rate for the six months ended June 30, 2026, was 34.1% compared to 24.3% for the six months ended June 30, 2025. The increase was primarily attributable to two factors. First, the increase reflects the higher tax burden of the Group's Italian subsidiaries, particularly Nuova Ompi S.r.l. During the six months ended June 30, 2025, Nuova Ompi S.r.l. benefited from a 4% reduction in the Italian corporate income tax rate under the “IRES premiale” regime. As this regime was no longer applicable in 2026, Nuova Ompi S.r.l. reverted to the ordinary Italian corporate income tax (IRES) rate of 24%, in addition to regional income tax (IRAP) at 3.9%. Second, the increase reflects the sale of Balda C. Brewer Inc., the U.S. subsidiary previously held through Balda Medical GmbH. The loss recognized on the sale of Balda C. Brewer Inc. is not deductible for tax purposes, either at the consolidated level or within any of the legal entities involved in the transaction.

Consequently, no corresponding tax benefit was recognized in relation to this loss, resulting in an increase in the Group's effective tax rate for the six months ended June 30, 2026.

Net Profit

Net profit decreased by EUR 5.2 million, or 9.3%, to EUR 51.0 million (or EUR 0.19 of Diluted EPS or EUR 0.25 of Adjusted Diluted EPS) for the six months ended June 30, 2026, compared to EUR 56.2 million (or EUR 0.21 of Diluted EPS or EUR 0.22 of Adjusted Diluted EPS) for the six months ended June 30, 2025.

For non-GAAP financial measures reconciliation refer to “Key Indicators of Performance and Financial Condition - Non-GAAP Measures - Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS”.

Liquidity and Capital Resources

We finance our operations mainly through cash generated by our operating activities, debt financing and equity financing. Our primary requirements for liquidity and capital are to finance capital expenditures, working capital (defined as the difference between current assets and current liabilities—net of current financial assets other than financial receivables related to the rent to buy agreement for our facility in Zhangjiagang (China), current financial liabilities, and cash and cash equivalents), and general corporate purposes.

Our primary sources of liquidity are our cash and cash equivalents, short-term loan facilities, and medium and long-term loans from a number of financial institutions and the equity markets. At June 30, 2026, we had cash and cash equivalents of EUR 78.6 million (compared to EUR 130.6 million at December 31, 2025) and other current financial assets (other than derivatives and financial receivables related to the rent to buy agreement for our facility in Zhangjiagang, China) of EUR 5.2 million (compared to EUR 0.2 million at December 31, 2025). Our cash and cash equivalents primarily consist of cash at bank and highly liquid investments, such as short-term deposits, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. At June 30, 2026, our current financial assets included the outstanding consideration receivable from the sale of Balda C. Brewer Inc. completed during the period.

We believe that our total available liquidity (defined as cash and cash equivalents, plus undrawn committed credit lines), in addition to funds generated from operating activities, and the potential access to additional capital through the equity markets or through additional loan or debt agreements, will enable us to satisfy the requirements of our investing activities and working capital needs for at least the next 12 months and ensure an appropriate level of operating and strategic flexibility.

Our total current liabilities were EUR 578.3 million at June 30, 2026 (compared to EUR 535.9 million at December 31, 2025), which primarily includes EUR 255.9 million trade payables, EUR 12.4 million contract liabilities, EUR 32.1 million advances from customers, EUR 122.8 million financial liabilities, EUR 47.4 million tax payables, EUR 4.3 million lease liabilities, EUR 2.8 million current provisions and EUR 100.5 million other liabilities mainly relating to payables to personnel and social security institutions, other tax payables, deferred income and prepayments, as well as allowance for future expected customer returns.

Financing activities

We employ a disciplined approach in managing our working capital and balance sheet to support our business and operations.

At June 30, 2026, we had medium and long-term loan facilities totaling EUR 432 million, including EUR 50 million of undrawn committed facilities. Subsequent to period-end, on July 14, 2026, the Group drew down the remaining EUR 50 million available under the existing financing facility with Cassa Depositi e Prestiti.

Capital Expenditures

During the six months ended June 30, 2026, capital expenditures amounted to EUR 119.6 million. Capital expenditures for growth and capacity expansion (defined as all investments related to existing capacity increase, i.e. new industrial lines, new buildings, warehouse/production unit expansion) was EUR 102.3 million, which included: (i) EUR 76.2 million for the new EZ-fill® production lines and related buildings expansion, principally in Fishers, Indiana (EUR 22.3 million), and in Latina, Italy (EUR 46.3 million); (ii) EUR 9.5 million for infrastructure and new machinery for high precision plastic injection molding and assembly for container in-vitro diagnostic solutions; (iii) EUR 11.7 million for the completion of our drug containment solutions capacity expansion and molds; and (iv) EUR 4.9 million for the new facility for Engineering operations.

At June 30, 2026 committed orders from our suppliers related to the Group's ongoing investments amounted to approximately EUR 70 million, net of the expected contribution from BARDA.

Capital expenditures for maintenance, increasing quality, improving our IT systems, improving efficiency of our production processes, improving safety and energy management of our plants and production sites amounted to EUR 12.8 million. Capital expenditures for research and development, including laboratory equipment, molds and other related equipment, amounted to EUR 4.6 million.

Cash Flow

The following table presents the summary consolidated cash flow information for the periods presented.

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2026	2025	EUR	2026	2025	EUR
Cash flows from operating activities	31.9	44.9	(13.0)	107.4	144.7	(37.3)
Cash flows used in investing activities	(63.9)	(59.7)	(4.2)	(134.3)	(130.4)	(3.9)
Cash flows (used in)/ generated from financing activities	(1.9)	21.2	(23.1)	(26.8)	(14.5)	(12.3)
Net change in cash and cash equivalents	(33.9)	6.5	(40.3)	(53.7)	(0.2)	(53.5)

Cash generated from operating activities

For the three months ended June 30, 2026, net cash generated from operating activities was EUR 31.9 million, compared to EUR 44.9 million net cash generated from operating activities for the three months ended June 30, 2025. The decrease compared to the prior-year period was mainly attributable to higher cash absorption from working capital, primarily related to inventories, contract assets, trade receivables and other assets.

For the three months ended June 30, 2026, the net cash generated from operating activities was primarily driven by profit before taxes of EUR 38.1 million adjusted for non-cash and other items including depreciation and amortization of EUR 24.2 million, EUR 10.8 million loss on sale of the subsidiary Balda C. Brewer Inc., EUR 0.4 million of change in provisions, EUR 1.0 million of net finance expense, and EUR 0.1 losses on disposal of non-current assets, and EUR 2.3 million net other non-cash expenses. Operating cash flows also benefited from EUR 19.1 million increase in trade payables, contract liabilities, advances and other liabilities, as well as EUR 0.2 million interests received. These positive effects were partially offset by EUR 31.3 million absorbed by the net change in trade receivables and other assets, EUR 23.7 million cash absorbed by the change in inventories and contract assets, EUR 1.8 million interests paid and EUR 7.6 million in income tax paid.

For the six months ended June 30, 2026, net cash generated from operating activities was EUR 107.4 million, compared to EUR 144.7 million net cash generated from operating activities for the six months ended June 30, 2025. The decrease compared to the prior-year period was mainly attributable to higher cash absorption from working capital, primarily related to inventories and contract assets.

For the six months ended June 30, 2026, net cash generated from operating activities was primarily driven by profit before taxes of EUR 77.4 million, adjusted for non-cash and other items including depreciation and amortization of EUR 48.8 million, EUR 10.8 million loss on sale of the subsidiary Balda C. Brewer Inc., EUR 4.0 million of change in provisions, EUR 1.9 million of net finance expense and EUR 0.2 of loss from the disposal of non-current assets, and EUR 2.5 million net other non-cash expenses. Operating cash flows also benefited from a EUR 16.8 million increase in trade payables, contract liabilities, advances and other liabilities, as well as EUR 0.7 million interests received These positive effects were partially offset by EUR 36.8 million cash absorbed by the change in inventories and contract assets, EUR 7.9 million of cash absorbed by the change in trade receivables and other assets, EUR 2.6 million interests paid and EUR 8.3 million in income tax paid.

Cash used in investing activities

Net cash used in investing activities was EUR 63.9 million for the three months ended June 30, 2026, compared to EUR 59.7 million cash used in investing activities for the three months ended June 30, 2025.

For the three months ended June 30, 2026 net cash used in purchasing property, plant and equipment as well as intangible assets amounted to EUR 65.7 million. These cash outflows were partially offset by EUR 3.7 million proceeds from financial assets, primarily related to the redemption of a secured senior convertible promissory note, and EUR 0.2 million proceeds from the sale of property, plant and equipment. In addition, the deconsolidation of Balda C. Brewer Inc. resulted in the derecognition of EUR 2.2 million of cash and cash equivalents held by the sold subsidiary. No cash proceeds from the sale were recognized during the period, as the related consideration remained outstanding at June 30, 2026. Accordingly, the transaction resulted in a net cash outflow in the quarter, while the related cash inflows will be recognized upon collection of the consideration in future periods.

Net cash used in investing activities was EUR 134.3 million for the six months ended June 30, 2026, compared to EUR 130.4 million cash used in investing activities for the six months ended June 30, 2025.

For the six months ended June 30, 2026 net cash used in purchasing property, plant and equipment as well as intangible assets amounted to EUR 136.4 million. These cash outflows were partially offset by EUR 3.7 million proceeds from financial assets, primarily related to the redemption of a secured senior convertible promissory note, EUR 0.4 million proceeds from the sale of property, plant and equipment, and EUR 0.1 million related to refunds of previously capitalized property, plant and equipment expenditures. In addition, the deconsolidation of Balda C. Brewer Inc. resulted in the derecognition of EUR 2.2 million of cash and cash equivalents held by the sold subsidiary. No cash proceeds from the sale were recognized during the period, as the related consideration remained outstanding at June 30, 2026. Accordingly, the transaction resulted in a net cash outflow during the six-month period, while the related cash inflows will be recognized upon collection of the consideration in future periods.

Cash used in/ generated from financing activities

Net cash flows used in financing activities was EUR 1.9 million for the three months ended June 30, 2026, compared to EUR 21.2 million generated from financing activities for the three months ended June 30, 2025.

For the three months ended June 30, 2026, financing activities included EUR 50.0 million of proceeds from borrowings. These cash inflows were more than offset by EUR 50.3 million of repayments of borrowings and EUR 1.6 million of payments of the principal portion of lease liabilities.

Net cash flows used in financing activities was EUR 26.8 million for the six months ended June 30, 2026, compared to EUR 14.5 million used in financing activities for the six months ended June 30, 2025.

For the six months ended June 30, 2026, financing activities included EUR 70.0 million of proceeds from borrowings. These cash inflows were more than offset by EUR 93.6 million of repayments of borrowings and EUR 3.2 million of payments of the principal portion of lease liabilities.

Net change in cash and cash equivalents

The net change in cash and cash equivalents was a decrease of EUR 33.9 million for the three months ended June 30, 2026, compared to an increase of EUR 6.5 million for the three months ended June 30, 2025.

The net change in cash and cash equivalents was a decrease of EUR 53.7 million for the six months ended June 30, 2026, compared to a decrease of EUR 0.2 million for the six months ended June 30, 2025.

Key Indicators of Performance and Financial Condition

Non-GAAP Financial Measures

We monitor and evaluate our operating and financial performance using several non-GAAP financial measures, including: Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, CAPEX, Free Cash Flow, Net (Debt)/ Cash and Capital Employed. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Constant Currency Revenue

Constant Currency Revenue is defined as revenue excluding the impact of fluctuations in currency exchange rates occurring when the financial results of foreign subsidiaries are converted into the Group's primary currency (i.e., Euro). Constant Currency Revenue is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with the prior periods. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation. The following tables set forth the calculation of Constant Currency Revenue for the three and the six months ended June 30, 2026 and provide a reconciliation to the most comparable IFRS measure, Revenue.

	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
For the three months ended June 30, 2026	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Revenue	135.9	130.3	266.2	35.8	302.0
Effect of changes in currency translation rates	1.7	(0.9)	0.8	0.1	0.9
Constant Currency Revenue	137.7	129.4	267.0	35.9	302.9

	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
Change in revenues at constant currency	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Constant Currency Revenue for the three months ended June 30, 2026	137.7	129.4	267.0	35.9	302.9
Revenue for the three months ended June 30, 2025	116.8	126.7	243.5	36.5	280.0
Change in revenue at constant currency	20.9	2.6	23.5	(0.6)	22.9
% Change in revenue at constant currency	17.9%	2.1%	9.7%	(1.7)%	8.2%

	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
For the six months ended June 30, 2026	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Reported revenue	264.5	250.6	515.2	60.4	575.6
Effect of changes in currency translation rates	7.5	1.4	8.9	0.1	9.0
Constant Currency Revenue	272.0	252.1	524.1	60.5	584.6

	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
Change in revenue at constant currency	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Constant Currency Revenue for the six months ended June 30, 2026	272.0	252.1	524.1	60.5	584.6
Revenue for the six months ended June 30, 2025	227.1	237.3	464.4	72.3	536.6
Change in revenue at constant currency	44.9	14.8	59.7	(11.7)	48.0
% Change in revenue at constant currency	19.8%	6.2%	12.9%	(16.2)%	8.9%

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is defined as net profit before income taxes, finance income, finance expense, depreciation and amortization and impairment of PPE. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs that are unrelated to the underlying performance of the business, and that management considers not reflective of ongoing operational activities of the Company. EBITDA is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with that of our competitors. Adjusted EBITDA is provided in order to present how the underlying business has performed excluding the impact of certain infrequently occurring items, which may alter the underlying performance and impair comparability of results between periods.

The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three and the six months ended June 30, 2026, and 2025, and provides a reconciliation of these non-GAAP measures to the most comparable IFRS measure, Net Profit. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2026	2025		2026	2025	%
Net Profit	23.0	29.7	(22.7)%	51.0	56.2	(9.3)%
Income taxes	15.2	9.4	61.2%	26.4	18.0	46.5%
Finance income	(1.1)	(9.2)	(88.6)%	(4.4)	(15.2)	(70.9)%
Finance expense	2.0	11.5	(82.7)%	4.8	17.0	(71.4)%
Operating Profit	39.1	41.4	(5.6)%	77.8	76.0	2.4%
Depreciation and amortization	24.2	21.6	12.1%	48.8	42.2	15.8%
EBITDA	63.2	62.9	0.5%	126.6	118.2	7.1%
Adjusting items	15.4	2.1	628.8%	17.5	4.2	314.8%
Adjusted EBITDA	78.7	65.1	20.9%	144.1	122.4	17.7%

Revenue	302.0	280.0		575.6	536.6
Net Profit Margin (Net Profit/ Revenue)	7.6%	10.6%		8.9%	10.5%
Adjusted EBITDA Margin (Adjusted EBITDA/ Revenue)	26.0%	23.2%		25.0%	22.8%

Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS

Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS represent respectively Operating Profit, Income Taxes, Net Profit and Diluted EPS as adjusted for certain income and costs expected to occur infrequently, and that management considers not reflective of ongoing operational activities. Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS are provided in order to present how the underlying business has performed excluding the impact of the adjusting items, which may alter the underlying performance and impair comparability of results between the periods.

The following tables set forth the reconciliation of EBITDA, Operating Profit, Income Taxes, Net Profit, Diluted EPS with Adjusted EBITDA, Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS for the three and six months ended June 30, 2026, and 2025.

	(Amounts in EUR million, except as indicated otherwise)
For the three months ended June 30, 2026	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR)
Reported	63.2	39.1	15.2	23.0	0.08
Adjusting items:
Start-up costs new plants (1)	2.4	2.4	0.6	1.8	0.01
Restructuring and related charges (2)	0.8	0.8	0.2	0.6	0.00
Loss on sale of subsidiary and related transaction costs (3)	12.2	12.2	—	12.2	0.04
Adjusted	78.7	54.5	16.0	37.6	0.14

	(Amounts in EUR million, except as indicated otherwise)
For the three months ended June 30, 2025	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR)
Reported	62.9	41.4	9.4	29.7	0.11
Adjusting items:
Start-up costs new plants (1)	1.3	1.3	0.3	0.9	0.00
Restructuring and related charges (2)	0.9	0.9	0.2	0.6	0.00
Adjusted	65.1	43.5	10.0	31.3	0.11

	(Amounts in EUR million, except as indicated otherwise)
For the six months ended June 30, 2026	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR)
Reported	126.6	77.8	26.4	51.0	0.19
Adjusting items:
Start-up costs new plants (1)	4.2	4.2	1.1	3.1	0.01
Restructuring and related charges (2)	1.1	1.1	0.3	0.8	0.00
Loss on sale of subsidiary and related transaction costs (3)	12.2	12.2	—	12.2	0.04
Adjusted	144.1	95.3	27.7	67.1	0.25

	(Amounts in EUR million, except as indicated otherwise)
For the six months ended June 30, 2025	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR)
Reported	118.2	76.0	18.0	56.2	0.21
Adjusting items:
Start-up costs new plants (1)	2.1	2.1	0.6	1.5	0.01
Restructuring and related charges (2)	2.1	2.1	0.5	1.6	0.01
Adjusted	122.4	80.2	19.1	59.3	0.22

(1)
During the three and the six months ended June 30, 2026, the Group recorded EUR 2.4 million and EUR 4.2 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs for training and travel of personnel who are in the learning and development phase and not active in the manufacturing of products. During the three and the six months ended June 30, 2025, and the Group recorded EUR 1.3 million and EUR 2.1 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy.
(2)
During the three and the six months ended June 30, 2026, the Group recorded EUR 0.8 million and EUR 1.1 million, respectively, of restructuring and related charges among cost of sales, and selling and marketing and general and administrative expenses. These charges mainly relate to (i) employee costs arising from the reorganization of certain business functions across the Group and (ii) employee costs associated with a business reorganization and optimization plan in Denmark. During the three and the six months ended June 30, 2025, the Group recorded EUR 0.9 million and EUR 2.1 million, respectively, of restructuring and related charges among cost of sales, general and administrative expenses. These are mainly employee costs related to the reorganization of some business functions.
(3)
During the three and the six months ended June 30, 2026, the Group recorded EUR 12.2 million loss on sale of the subsidiary Balda C. Brewer Inc. and related transaction costs.
(4)
The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

The following table sets forth the calculation of Adjusted Operating Profit Margin and provides a reconciliation of these non-GAAP measures to the most comparable IFRS measure, Operating Profit Margin. Adjusted Operating Profit margin is calculated by dividing Adjusted Operating Profit for a period by total revenue for the same period.

	(Amounts in EUR millions, except as indicated otherwise)
	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Revenue	302.0	280.0	575.6	536.6
Operating Profit Margin (Operating Profit/ Revenue)	12.9%	14.8%	13.5%	14.2%
Adjusted Operating Profit Margin (Adjusted Operating Profit/ Revenue)	18.0%	15.5%	16.6%	14.9%

CAPEX

Capital Expenditure, or CAPEX, is the sum of investment amounts in property, plant and equipment and intangible assets during the period (excluding right-of-use assets recognized during the period in accordance with IFRS 16 Leases). These investment activities consist of acquisitions of property, plant and equipment and intangible assets, excluding the grants which may take the form of a transfer of a non-monetary asset (such as land).

The following table sets forth the CAPEX for the three and the six months ended June 30, 2026 and 2025:

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2026	2025	EUR	2026	2025	EUR
Addition to Property, plant and equipment	43.9	66.4	(22.5)	110.3	134.7	(24.4)
Addition to Intangible Assets	8.1	2.7	5.4	9.3	4.1	5.2
CAPEX	52.0	69.1	(17.1)	119.6	138.8	(19.2)

See Note 18 “Intangible Assets” and Note 19 “Property, plant and equipment” to the Unaudited Interim Condensed Consolidated Financial Statements for additional details.

For further information on Capital Expenditure see “Liquidity and Capital Resources - Capital Expenditure” above.

Free Cash Flow

Free Cash Flow is defined as cash flows from operating activities excluding interests paid and received, less investments in property, plant and equipment and intangible assets on a paid-out cash basis.

The following table sets forth the calculation of Free Cash Flow for the three and six months ended June 30, 2026, and 2025:

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2026	2025	EUR	2026	2025	EUR
Net cash flow from operating activities	31.9	44.9	(13.0)	107.4	144.7	(37.3)
Interest paid	1.8	2.1	(0.3)	2.6	3.5	(0.9)
Interest received	(0.2)	(0.1)	(0.1)	(0.7)	(1.0)	0.3
Purchase of property, plant and equipment	(57.6)	(57.6)	—	(123.9)	(128.0)	4.1
Proceeds from sale of property plant and equipment	0.2	0.4	(0.2)	0.5	1.4	(0.9)
Refund of capitalized costs of property, plant and equipment	—	—	—	0.1	—	0.1
Purchase of intangible assets	(8.1)	(2.7)	(5.4)	(12.5)	(4.1)	(8.4)
Free Cash Flow	(32.0)	(13.0)	(19.0)	(26.6)	16.6	(43.2)

For further information on cash flow see “Liquidity and Capital Resources” and “Cash Flow” above.

Net (Debt)/ Cash

The following table sets forth the calculation of Net (Debt)/ Cash, a metric used by management to assess the financial position of the Group. Net (Debt)/ Cash is calculated as the sum of our current and non-current financial liabilities, less the sum of (i) other current financial assets, excluding financial receivables related to the rent-to-buy agreement for our facility in Zhangjiagang, China, (ii) other non-current financial assets - Fair value of derivatives financial instruments and (iii) cash and cash equivalents. At June 30, 2026, Net (Debt)/ Cash also reflected the outstanding consideration receivable from the sale of Balda C. Brewer Inc. completed during the period. The related receivable has been classified between current and non-current assets based on the expected timing of collection.

	(Amounts in EUR million, except as indicated otherwise)
	At June 30,	At December 31,
	2026	2025
Non-current financial liabilities	(319.1)	(347.4)
Current financial liabilities	(127.2)	(123.5)
Other non-current financial assets - Fair value of derivatives financial instruments	0.5	0.3
Other non-current financial assets - Receivable related to the sale of subsidiary	1.2	—
Other current financial assets other than financial receivables for rent to buy agreement	1.8	2.2
Other current financial assets - Receivable related to the sale of subsidiary	3.9	—
Cash and cash equivalents	78.6	130.6
Net (Debt)/ Cash	(360.3)	(337.7)

Capital Employed

The following table sets forth the reclassified consolidated statements of financial position, which is presented to aid management in their analysis of the Capital Employed to generate profits. Capital Employed is defined as the sum of (i) non-current assets, excluding the fair value of derivatives financial instruments and, as of June 30, 2026, the outstanding consideration receivable from the sale of Balda C. Brewer Inc., and (ii) net working capital, less the sum of provisions and non-current liabilities, excluding non-current advances from customers. Net working capital represents the difference between current assets and current liabilities, excluding (i) current financial assets other than financial receivables related to the rent-to-buy agreement for our facility in Zhangjiagang, China, (ii) current financial liabilities and (iii) cash and cash equivalents, to which the non-current advances from customers are added.

	(Amounts in EUR million, except as indicated otherwise)
	At June 30,	At December 31,
	2026	2025
- Goodwill and Intangible assets	88.6	86.8
- Right of use assets	11.1	12.4
- Property, plant and equipment	1,475.9	1,391.5
- Financial assets - investments FVTPL	0.1	0.2
- Other non-current financial assets	1.1	5.5
- Deferred tax assets	107.6	103.9
Non-current assets excluding FV of derivative financial instruments and receivable for the sale of subsidiary	1,684.3	1,600.3

- Inventories	309.0	268.2
- Contract assets	171.4	180.5
- Trade receivables	300.3	302.7
- Trade payables	(255.9)	(263.3)
- Advances from customers	(32.1)	(33.4)
- Non-current advances from customers	(94.8)	(98.8)
- Contract liabilities	(12.4)	(10.4)
Trade working capital	385.4	345.4

- Tax receivables and Other receivables	59.1	50.6
- Current financial receivables - rent to buy agreement	8.6	8.6
- Tax payables and Other current liabilities	(147.9)	(100.8)
- Current provisions	(2.8)	(4.4)
Net working capital	302.5	299.3

- Deferred tax liabilities	(13.9)	(13.3)
- Employees benefits	(6.8)	(6.8)
- Non-current provisions	(1.1)	(3.2)
- Other non-current liabilities	(54.9)	(52.1)
Total non-current liabilities and provisions	(76.8)	(75.4)

Capital Employed	1,910.1	1,824.2

Net (Debt)/ Cash	(360.3)	(337.7)

Total Equity	(1,549.8)	(1,486.5)

Total Equity and Net (Debt)/ Cash	(1,910.1)	(1,824.2)

Quantitative and Qualitative Disclosures About Market Risk

The Group is exposed to the following financial risks connected with its operations:

•
financial market risk, mainly relating to foreign currency exchange rates and to interest rates;
•
liquidity risk, mainly relating to difficulty in meeting the obligations associated with financial liabilities that are settled by delivering cash or another financial asset; with particular reference to the availability of funds and access to the credit market, should the Group require it, and to financial instruments in general;
•
credit risk, arising both from its normal commercial relations with customers, and its financing activities;
•
commodity price risk, arising from the fluctuation in commodities prices, driven by external market factors, especially for natural gas and electricity. Such fluctuations in commodities prices market, can cause significant business challenges that can affect production costs, product pricing, company margins and cash flows, value of assets and liabilities.

These risks could significantly affect the Group's financial position, results of operations and cash flows, and for this reason the Group identify and monitor these risks, in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments.

The following section provides qualitative and quantitative disclosures on the effect that these risks may have upon the Group. The quantitative data reported in the following section does not have any predictive value.

Financial market risks

Due to the nature of the Group's business, the Group is exposed to a variety of market risks, including foreign currency exchange rate risk, interest rate risk and commodity price risk.

The Group's exposure to foreign currency exchange rate risk arises from our global footprint (both in terms of production and commercialization), as in some cases we sell our products in the currencies of the destination markets, which may differ from the currency of the countries in which the Group operates.

The Group's exposure to interest rate risk arises from the need to fund certain activities and the possibility to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing the Group's net profit/ (loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

These risks could significantly affect the Group's financial position, results of operation and cash flows, and for this reason they are identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them.

The Group has in place various risk management policies, which primarily relate to foreign exchange, interest rate, commodity price and liquidity risks.

In particular, to manage foreign exchange rate risk, the Group has adopted a hedging policy, approved by the Board of Directors of Stevanato Group S.p.A.. Hedging activities are mainly executed at central level, based on the information provided by the reporting system and utilizing instruments and policies conforming to IFRS. Hedging is undertaken to ensure protection in case an entity has transactions in currencies other than the one in which it primarily does business, taking account also of budgeted future revenue/ costs. Despite hedging operations, sudden movements in exchange rates or erroneous estimates may result in a negative impact, although limited, on Group results.

Information on foreign currency exchange rate risk

The Group is exposed to risk resulting from fluctuations in foreign currency exchange rates, which can affect its earnings and equity. In particular:

•
Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company.

•
The main foreign currency to which the Group is exposed is U.S. Dollar for sales in the United States and other markets where the U.S. Dollar is the reference currency, against the Euro, Mexican Peso and Renminbi. Other exposures included the exchange rate between the Euro and the following currencies: Japanese Yen, Danish Krone and Indian Rupee. It is the Group's policy to use derivative financial instruments (primarily forward currency contracts, currency swaps, currency options and collar options) to hedge against exposures.
•
Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, China, Japan, Mexico, Denmark, Brazil and India. As the Group's reporting currency is the Euro, the income statements of those companies are translated into Euro using the average exchange rate for the period and, even if revenues and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenue, costs and profit as restated in Euro. Similarly, intercompany financing may lead to foreign exchange rate impact due to different functional currencies.
•
The amount of assets and liabilities of consolidated companies that report in a currency other than the Euro may vary from period to period as a result of changes in exchange rates. The effects of these changes are recognized directly in equity as a component of other comprehensive income/ (loss) under gains/ (losses) from currency translation differences.

The Group monitors its main exposures with regard to translation exchange risk, whereby fluctuations in the exchange rates of a number of currencies against the consolidation currency may impact the consolidated financial statement values, although there was no specific hedging in this respect at June 30, 2026.

Exchange differences arising on the settlement of monetary items are recognized in the consolidated income statement within the net financial income/ (expenses) line item.

The impact of foreign currency exchange rate differences recorded within financial income/ (expenses) for the three and the six months ended June 30, 2026, except for those arising from financial instruments measured at fair value, amounted to a net gain of EUR 0.1 million and EUR 3.1 million, respectively (compared to a EUR 9.6 million net loss for the three months ended June 30, 2025 and EUR 13.6 million net loss for the six months ended June 30, 2025).

There have been no substantial changes in the first half of 2026 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

The Group actively hedges against economic-transactional risk; more specifically, forward and swap contracts, plain vanilla and collar options are used to manage the exposures. Such instruments are only partially designated as cash flow hedges and contracts are entered for a period consistent with the underlying transactions, generally from three to twelve months.

The following table presents an analysis of sensitivity to a change in exchange rates for the main currencies the Group is exposed to. With all other variables held constant, the Group’s marginality is affected as follows:

Exchange rate sensitivity
	Increase/decrease in percentage points		Effect on operating profit
	(Amounts in EUR millions)
Euro	1%	(1)%	(1.1)	1.1
US dollar	3%	(3)%	(3.1)	3.3
	5%	(5)%	(5.1)	5.7

Euro	1%	(1)%	0.2	(0.2)
Mexican Pesos	3%	(3)%	0.7	(0.7)
	5%	(5)%	1.1	(1.2)

Euro	1%	(1)%	(0.0)	0.0
China Renmimbi	3%	(3)%	(0.1)	0.1
	5%	(5)%	(0.2)	0.2

Information on interest rate risk

This risk stems from variable rate loans, for which sudden or significant interest rate fluctuations may have a negative impact on economic results. The monitoring of this risk is carried out at corporate level and utilizing similar structures as those employed for the management of currency risks. The Group has hedges in place against interest rate risk, covering EUR 211 million out of a total of EUR 382 million variable rate loans at June 30, 2026. Accordingly, the sensitivity analysis presented below reflects the Group’s net exposure to floating interest rates after considering the effect of outstanding interest rate swaps as of June 30, 2026.

The following table presents an analysis of sensitivity to a change in interest rates on the portion of loans and borrowings affected. With all other variables held constant, the Group’s marginality is affected as follows:

Interest rate sensitivity
	Increase/decrease in interest rate		Effect on profit before tax
	(Amounts in EUR millions)
	+20 BP	-20 BP	(0.3)	0.3
	+50 BP	-50 BP	(0.9)	0.9
	+100 BP	-100 BP	(1.7)	1.7

Our most significant floating rate financial assets at June 30, 2026 are cash and cash equivalents.

The risk arising from net investment in foreign subsidiaries is monitored; no active hedging is currently being performed. With regard to commodity risk, the Group enters into fixed-price contracts for certain of its utilities.

Liquidity risk

Liquidity risk arises if the Group is unable to obtain the funds needed to carry out its operations under economic conditions. The main determinant of the Group's liquidity position is the cash generated by or used in operating and investing activities.

From an operating point of view, the Group manages liquidity risk by monitoring cash flows and keeping an adequate level of funds at its disposal. The main funding operations and investments in cash and marketable securities of the Group are centrally managed or supervised by the treasury department with the aim of ensuring effective and efficient management of the Group's liquidity. The Group undertakes medium/long-term loans to fund medium/long-term operations. The Group undertakes a series of activities centrally supervised with the purpose of optimizing the management of funds and reducing liquidity risk, such as:

•
centralizing liquidity management;
•
centralizing cash through cash pooling techniques;
•
maintaining a conservative level of available liquidity;
•
diversifying sources of funding of medium and long-term financing;
•
obtaining adequate credit lines;
•
monitoring future liquidity requirements on the basis of budget forecast and cash flow planning; and
•
monitoring covenants on indebtedness.

These measures currently sufficiently guarantee, at normal conditions and in the absence of extraordinary events, the degree of flexibility required by movements of working capital, investing activities and cash flows in general.

The Group believes that its total available liquidity (defined as cash and cash equivalents, plus undrawn committed credit lines), in addition to funds generated from operating activities, and the potential access to additional capital through the equity markets or through the existing relationships with banks, will enable the Group to satisfy the requirements of its investing activities and working capital needs, fulfill its obligations to repay its debt and ensure an appropriate level of operating and strategic flexibility for at least the next 12 months. However, there can be no assurance that the Group will be able to obtain additional capital, or at acceptable costs.

Credit risk

Credit risk is the risk of economic loss arising from the failure to collect a receivable. Credit risk encompasses the direct risk of default and the risk of a deterioration of the creditworthiness of the counterparty. The maximum credit risk to which the Group is theoretically exposed is represented by the carrying amounts of the financial assets stated in the consolidated statement of financial position.

Where customers fail to meet payment deadlines, the Group's financial position may deteriorate. In addition, socio-political events (or country risks) and the general economic performance of individual countries or geographical regions may assume significance also in relation to this aspect. The trade receivable risk is however mitigated by consolidated commercial relations with high-standing pharmaceutical and biologics companies and Group guidelines created for the selection and evaluation of the client portfolio, which may require, where possible and appropriate, further guarantees from customers. At June 30, 2026, our days sales outstanding increased by 31 days to 92 days, compared to 61 days at December 31, 2025. The comparison is partly affected by certain favorable collection dynamics that benefited the year-end 2025 balance and were not repeated during the current reporting period.

Trade receivables at June 30, 2026 amounted to EUR 307.5 million (compared to EUR 309.8 million at December 31, 2025), net of the allowance for doubtful accounts amounting to EUR 7.2 million (compared to EUR 7.1 million at December 31, 2025).

Commodity risk

As the Group consumes large amounts of natural gas and electricity for its operating activities, it might decide to enter into commodity swap contracts for certain utilities to mitigate commodity risk and the increased volatility in natural gas and electricity prices.

These commodity swap contracts are expected to reduce the volatility attributable to price fluctuations of natural gas and electricity for which floating-price contracts are in place. Hedging the price volatility of forecasted natural gas and electricity consumption is in accordance with the risk management strategy outlined by the Board of Directors. Hedging contracts are referred to the same index to which the supplying contract is based (i.e. PSV Baseload and PUN Baseload).

During the year, the Group continued its activities aimed at implementing its commodity risk management strategy. The execution of commodity hedging transactions is subject to the market conditions that allow for an efficient execution of hedging instruments.

During the period, heightened price volatility and reduced market liquidity impacted the timing of potential hedging activities. As of the reporting date, no commodity hedging contracts were outstanding.

The Group continues to monitor developments in commodity markets and regularly assesses hedging opportunities in accordance with its approved commodity risk management framework.

Controls and Procedures

The Company maintains disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the "Commission") and that such information is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Exchange Act. As such, the Company is not required to file quarterly reports with the Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Commission under cover of Form 6-K on a voluntary basis.

As disclosed in Part II, "Item 15. Controls and Procedures" of its Annual Report on Form 20-F for the year ended December 31, 2025 filed with the Commission on March 4, 2026 (“2025 Annual Report”), during their evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the 2025 Annual Report, the Company's Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2025 due to the material weaknesses reported in the 2025 Annual Report.

The Company is committed to establishing and maintaining a strong internal control environment and is implementing measures designed to ensure that control deficiencies contributing to the material weaknesses are remediated on a timely basis. The Company has made progress towards remediation and continues to implement its remediation plan for the previously reported material weaknesses, which includes steps to: (i) further strengthen period‑end and manual journal entry controls by enhancing control owners’ awareness for adequacy of supporting documentation, as well as management review and approval activities; (ii) reinforce internal control awareness and literacy across the organization through targeted training for control owners and broader cross-functional awareness sessions; (iii) continue to enhance general IT controls in particular with regard to program change management and review and update of access rights; and (iv) leverage the ongoing digital transformation program to further improve efficiency and operational effectiveness of the control framework.

The remediation activities described above have already been started and will continue throughout the remainder of the current year to ensure that the conditions exist to remediate such deficiencies.

While the foregoing measures are intended to effectively remediate the identified material weaknesses, it is possible that additional remediation steps will be necessary. As the Company continues to evaluate and implement its plan to remediate its material weaknesses in its internal control over financial reporting, management may decide to take additional measures to address the material weaknesses or modify the remediation steps described above. Until these material weaknesses are remediated, the Company plans to continue to perform additional analyses and other procedures to help ensure that its interim condensed consolidated financial statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Changes in Internal Control Over Financial Reporting

Other than the changes related to the Company's remediation efforts described above, there were no changes in Company's internal control over financial reporting during the six months ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

Legal Proceedings

The Company is from time to time subject to various litigation and administrative and other legal proceedings, including potential regulatory actions, incidental or related to our business, including commercial contract and other claims that might give rise to liability, among others (collectively “Legal Proceedings”).

Management believes that the outcome of the current Legal Proceedings will not have a material effect upon our business, financial condition, results of operations, cash flows, as well as the trading price of our securities. However, management will monitor ongoing Legal Proceedings and would evaluate the needs for additional disclosure in light of the discovery of additional facts with respect to Legal Proceedings pending against the Company, not presently known to us, or determinations by judges, arbitrators, juries or other finders of fact or deciders of law which are not in accord with management’s evaluation of the probable liability or outcome of such Legal Proceedings. From time to time, the Company is in discussions with regulators, including discussions initiated by the Company, about actual or potential violations of law in order to remediate or mitigate associated legal or compliance risks. As the outcomes of such proceedings are unpredictable, the results of any such proceedings may materially affect the Company’s reputation, business, financial condition, results of operations, cash flows or the trading price of its securities.

Risk Factors

There have been no material changes from the risk factors described in the Company's Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission on March 4, 2026.

Unregistered Sales of Equity Securities and Use of Proceeds

None.

Defaults Upon Senior Securities

None.

Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stevanato Group S.p.A.

Date: August 4, 2026	By:	/s/ Franco Stevanato
	Name:	Franco Stevanato
	Title:	Chief Executive Officer